                 Filed by the Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

                                    * * * *


The following communications were made earlier this year, as of their respective dates, in connection with the CBOT's original restructuring strategy. On August 31, 2000, the CBOT adopted a substantially revised restructuring strategy. Thus, the following communications speak only as of their respective dates and are, to a great extent, superseded and no longer relevant. The CBOT directs your attention to its Rule 425 filings as of and subsequent to August 31, 2000.

                                    * * * *


The following press release was distributed on January 20, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                 [GRAPHIC] NEWS

CHICAGO BOARD OF TRADE

For Immediate Release                                  Contact: Richard Myers
                                                                312/435-3621
                                                                Rmyers@cbot.com

CBOT DIRECTORS APPROVE HISTORIC RESTRUCTURING

      Chicago, January 20, 2000 -- Continuing its tradition as the industry standard bearer, the Board of Directors of the Chicago Board of Trade yesterday overwhelmingly approved a plan to restructure the exchange.

      The restructuring recommendation calls for the demutualization of the CBOT with current members becoming shareholders in two new companies.

      The first company will retain the open outcry platform of trading and will be a closely held, for-profit company. The for-profit status will allow for improved decision-making and a more economically viable business that can take advantage of trading volumes that thrive in the open outcry environment.

      The second company will establish an electronic trading capability. This company is expected to trade all current CBOT contacts, plus additional products, in an open access environment. It is expected that equity interests in this new company will be distributed to CBOT members, potentially followed by an initial public offering. No offering of securities will be made in connection with any of the foregoing transactions except by means of a prospectus.

      In a letter to CBOT members distributed earlier today, CBOT Chairman David
F. Brennan said, "This is an historic time for the Chicago Board of Trade. The CBOT has built its leadership position by being highly responsive to customers and having superior management. This restructuring is another ground-breaking step in continuing the Board of Trade's tradition of industry leadership in the increasingly global and technologically advanced marketplace."

      The restructuring initiative is subject to membership approvals.

###

Editor's Note: Chairman Brennan's letter to CBOT members is attached.


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on January 20, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

January 20, 2000

                                     NOTICE
                                     ------

      RE: JANUARY 19, 2000 BOARD OF DIRECTORS MEETING RESULTS

At a Special Meeting on Wednesday, January 19, 2000, the Board of Directors of the Chicago Board of Trade adopted two Resolutions proposed by the CBOT(R) Restructuring Task Force ("the Task Force"). The vote on these Resolutions was recorded as indicated below.

 .     A Resolution to adopt and approve the strategy recommended by the Task
      Force with respect to restructuring was approved by a vote of 22 "Aye" and 1 "Nay", recorded as follows:

Director   Cahnman        Aye      Director      Niciforo      Aye
           Cashman        Aye                    Riechers      Aye
           Cermak         Aye                    Sorkin        Aye
           Corvino        Aye                    Thompson      Aye
           Curley         Aye                    Wallace       Aye
           Filipowski     Aye                    Weems         Aye
           Hamada         Aye                    Zagotta       Aye
           Kurzydlo       Nay
           Lavender       Aye
           Lee            Aye      Second Vice Chairman
           Levin          Aye        Ryan                      Aye
           Manning        Aye
           Michel         Aye      First Vice Chairman
           McMillin       Aye        Carey                     Aye

                                     -MORE-

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3500

 .     A Resolution to designate an "Independent Allocation Committee",
      (comprised of "public" directors Andrew J. Filipowski, Robert S. Hamada, Robert H. Michel, James R. Thompson and Ralph H. Weems) to prepare recommendations concerning an appropriate and fair allocation of value among the members of CBOT in connection with the restructuring was approved by a vote of 23 "Aye" and no "Nay", recorded as follows:

Director  Cahnman             Aye      Director          Niciforo         Aye
          Cashman             Aye                        Riechers         Aye
          Cermak              Aye                        Sorkin           Aye
          Corvino             Aye                        Thompson         Aye
          Curley              Aye                        Wallace          Aye
          Filipowski          Aye                        Weems            Aye
          Hamada              Aye                        Zagotta          Aye
          Kurzydlo            Aye
          Lavender            Aye      Second Vice Chairman
          Lee                 Aye        Ryan                             Aye
          Levin               Aye
          Manning             Aye      First Vice Chairman
          Michel              Aye        Carey                            Aye
          McMillin            Aye

Copies of the referenced Resolutions are available from the Secretary's Office.


                                             /s/ Paul J. Draths

                                             Paul J. Draths
                                             Vice President and Secretary


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on January 20, 2000 and is currently available at the Office of the Secretary of the CBOT.


                                                                January 20, 2000


Dear Fellow Members:

Yesterday, the Board of Directors of the Chicago Board of Trade overwhelmingly approved a recommendation of the Restructuring Task Force that will preserve the traditional open outcry platform of trading, while moving the CBOT fully into the electronic marketplace. In this brief letter, I wanted to provide you with an overview of the strategic restructuring proposal that was approved.

As you recall, a task force of directors and members, working closely with senior managers and outside advisors, has been studying restructuring alternatives since last summer. We have worked very hard to develop a plan that answers customer, member, management and staff needs and desires. The CBOT must change if we are going to thrive in an increasingly competitive environment. This restructuring plan is the `best of all worlds' because it will help us to better serve the trading community, while providing a more stable financial future for our members and customers.

The restructuring recommendation calls for demutualization of the CBOT with current members becoming shareholders in two new companies. The first company will retain the open outcry platform of trading and will be a closely-held, for-profit company. The for-profit status will allow for improved decision-making and a more economically viable business that can take advantage of trading volumes that thrive in the open outcry environment.

The second company will establish an electronic trading capability currently unmatched by other exchanges. This company is expected to trade all current CBOT contracts, plus additional products, in an open access environment. It is expected that equity interests in this new company will be distributed to the CBOT members, potentially followed by an initial public offering. No offering of securities will be made in connection with any of the foregoing transactions except by means of a prospectus.

A separate electronic trading company will allow us to pursue growth opportunities aggressively, as well as seek more strategic alliances and partnerships to capture additional order flow, expand distribution and provide increased access to capital and technology. In fact, potential strategic investors already have expressed an interest in this exciting new venture.

The Board of Directors has created an Implementation Committee of directors to oversee the restructuring plan and prepare the membership ballot materials. The Board also has created a committee consisting solely of independent directors to recommend an allocation of value among the members of the CBOT.

The members will vote to approve the initial steps in the restructuring plan promptly after the preparation of the appropriate legal documentation, and a second vote of the membership to approve the final details of the plan will be required before the plan will be fully implemented later in the year. The initial steps of the restructuring would commence immediately after the first approval. It is anticipated that members will take the second vote in the fourth quarter to approve the final restructuring steps, the conversion of the CBOT into a for-profit corporation and the spin-off of the electronic trading company.

You should understand that there are many details to be determined and tax and other regulatory approvals to be obtained. We will be working to resolve these issues. Members will receive more information through floor meetings and other presentations prior to the vote.

This is an historic time for the Chicago Board of Trade. The CBOT has built its leadership position by being highly responsive to customers and having superior management. This restructuring is another ground-breaking step in continuing the Board of Trade's tradition of industry leadership in the increasingly global and technologically advanced marketplace. I look forward to talking with you about these developments.


                                    Sincerely,

                                    /s/ David P. Brennan

                                    David P. Brennan

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on January 27, 2000 and is currently available at the Office of the Secretary of the CBOT.

[LOGO] Chicago Board of Trade

                                 Restructuring
                                 -------------


                                     Questions & Answers
                                     -------------------

                                        January 27, 2000

                                                                January 27, 2000

                      Restructuring Questions and Answers

Why does the CBOT need to restructure now?

The CBOT needs to make a decision now about its future. There is a great risk if we adopt a "do nothing, wait and see" strategy. There are many external and internal forces providing incentive for the CBOT to change. For example, there are the increased competitive threats to our business, the declining seat values, the ability to arrange opportunities for critical strategic alliances and the opportunity for the CBOT to capitalize on the growth of electronic trading. Based on these factors and our view of the future, the Task Force and Board has concluded that for the CBOT to compete effectively in the 21/st/ century, keeping the status quo is not a viable option.

Thus, a plan was designed to position members to benefit from both open outcry and electronic trading. If we do not take this opportunity, the value to the membership of any future restructuring proposals could be less -- we believe we have an early mover advantage that we should seize now.

What is the restructuring strategy?

The restructuring recommendation is for the creation of two separate demutualized companies--one to focus on open outcry and the other on electronic trading. Both entities would be for profit. Current CBOT members would have ownership in both of the new companies.

The open outcry company is now expected to remain closely held by the members who own equity in the business. The for-profit status will allow for adoption of modern corporate governance procedures, improved decision making and business focus. The objective of this closely held corporation would be to use any retained earnings to make investments in trading operations and technology, to lower costs and to provide enhanced and more efficient trading opportunities.

The electronic trading company would be focused on rapid growth, open access, high earnings and the potential for becoming a publicly traded company. It is our intention to pursue an IPO if it would be the best way to unlock value for the membership. On an interim basis, the electronic company will be operated as a for-profit subsidiary of the new open outcry CBOT.

The plan contemplates that the new open outcry CBOT and the electronic trading company will offer all products currently offered by the CBOT. We expect an intercompany agreement will provide traders in the pit access to the electronic platform and the ability to "hit and take" orders while in the pit.

                                                                January 27, 2000

When will CBOT members vote on the restructuring strategy recommendation?

It is expected that members will vote to approve the strategic plan and certain preliminary steps in March. This first vote is the catalyst to start the restructuring process. The March time frame was chosen to provide sufficient time for the membership to review the restructuring plan and ballot, as well as have any questions answered. There will be a second vote of the membership later this year to approve the subsequent details of the plan as soon as they have been decided.

How many members must vote in favor of the plan for the recommendation to pass?

Two-thirds of all members present and voting must vote "yes" for the plan to pass.

How will ownership be distributed?

The Board of Directors has adopted a thorough process to determine the allocation of equity to the membership. An allocation committee comprised of all the public directors, and chaired by Governor James Thompson, has been formed to recommend an allocation of value to the Board. This recommendation will be determined with respect to an appropriate and fair allocation of value among the CBOT members in connection with the restructuring plan, including the allocation of shares in the two new companies. The Board will review the Independent Committee's recommendation, adopt an allocation and set that allocation in advance of the first membership vote.

The distribution of equity in either or both the new open outcry CBOT or the electronic trading company may be considered an offering of securities and may require registration with the Securities and Exchange Commission. NO OFFER TO SELL OR SOLICITATION OF OFFERS TO PURCHASE SECURITIES IS BEING MADE EXCEPT BY MEANS OF A PROSPECTUS.

                                                                January 27, 2000

Why is this plan the best solution for the CBOT?

The Restructuring Task Force considered many other alternative plans and business models in developing a plan that is designed to provide the CBOT an opportunity to compete effectively in the 21/st/ century. The Task Force felt there were no other alternatives better able to provide value to the membership and to position the CBOT for leadership in the future.

This solution was chosen because it best met the criteria set by the Restructuring Task Force:

    .   Maximize membership value

    . Ensure the CBOT remains the center of liquidity for its existing and new products

    .   Enhance the governance structure

    .   Best position the exchange for the future

    .   Can be successfully implemented

Why would two companies be created instead of just one?

The creation of two separate companies allows each to independently make decisions that are best for each individual company. Within a single company structure, the Board and management teams could be forced to make trade off decisions between the two types of trading platforms. With limited resources, one or the other would be compromised and potentially could lead to the sub-optimization or even failure of both. For example, if electronic trading was growing rapidly the Board would be inclined to invest heavily to fuel that growth. That investment could come at the expense of open outcry. Similarly, if the single management team was focused on what is best for the business, there could be cost pressure to close down open outcry in favor of more profitable electronic trading despite what individual trader economics might be.

And finally, several financial advisors have indicated that a single company structure could reduce the value of the electronic entity.

Won't we have more control over the migration to electronic trading if we are restructured as one company versus two?

No. The market and the customers will decide where they want to trade. If we try to control that process we could lose liquidity to our competitors. Two companies allow the membership to benefit from the migration of volume as well as provide strong incentives within the open outcry company to make open outcry as competitive as possible.

                                                                January 27, 2000

Who was involved with the creation and definition of the restructuring recommendation?

The restructuring Task Force was made up of directors, members and senior managers and has been working on the effort to develop the best recommendation since last summer. The Task Force engaged management consultants (A.T. Kearney), financial advisors (Merrill Lynch) and legal advisors (Piper Marbury Rudnick & Wolfe as special counsel to the Task Force and the Implementation Committee) to provide expertise in developing the best solutions within the guidelines set by the Task Force. (In addition, Kirkland & Ellis, counsel to the CBOT and the Board of Directors, provided legal advice relative to the proposed restructuring.)

Both member and management input were obtained through focus groups, individual conversations and email/MemberNet. The Board of Directors was briefed monthly and most Directors also met with members of the Task Force independently to provide input.

The Task Force voted unanimously to take this recommendation to the Board of Directors, and the Board of overwhelmingly approved the plan.



If the plan is approved, how quickly will it be implemented?

This is a complex effort that will change the structure and charter the CBOT has had for more than 150 years. After the membership vote, there are a number of actions that can be taken immediately to set up the electronic company and begin to restructure open outcry. From an implementation perspective, next steps include:

 .  Establishing the legal corporate entities

 .  Developing a detailed implementation plan

 .  Developing detailed business plans and budgets

 . Identifying providers or creating third-party companies for outsourced services

 .  Communicating changes, timing and impact

We expect it will take at least until towards the end of the year before both companies will be separate, for-profit entities.

What is the future of open outcry? Why do we need to demutualize and go for-profit?

We cannot guarantee that open outcry will survive forever. Adopting a for-profit structure will make CBOT's open outcry more competitive. It will allow open outcry to:

         .  Make strategic decisions to increase order flow

         .  Streamline decision-making to respond quickly to market forces

         .  Avoid governance conflicts

         .  Focus the CBOT on enhancing trader opportunities

         .  Develop business-minded discipline

No one knows what the future trading platform will be for each of our products. This plan was designed to position members to benefit whether open outcry remains the dominant platform or electronic trading flourishes. We believe both platforms can prosper.

What happens with clearing and the Board of Trade Clearing Corporation (BOTCC)?

Initially, it is expected that both companies will contract with BOTCC to act as their clearinghouse and BOTCC will offer fungibility to both companies. No formal agreement has been made at this time.

What about the agreement with the Chicago Board Options Exchange?

The restructuring proposal is designed to protect the CBOE exercise right. The 1992 CBOT/CBOE agreement expressly contemplates the possibility of restructuring at the CBOT. The restructuring strategy will comply with the 1992 agreement.

How does the CBOT/Eurex alliance fit into this?

The CBOT/Eurex joint venture is a significant asset for the CBOT that we intend to include as a key component of the electronic trading company. Our CBOT/Eurex agreement will position us to create a superior electronic trading business.

What kind of markets does the strategy try to approach with the new structure?

In addition to the current CBOT customer base, there are great opportunities among institutional investors, eBrokers, day traders, business to business e-commerce and retail investors.

                                                                January 27, 2000

What will it cost the CBOT to restructure?

We are still defining the total cost for restructuring. The new open outcry and electronic trading companies will each pay for their own restructuring costs. Based on preliminary analysis, it is expected that the two companies will be able to afford these requisite restructuring and start-up/activation costs. Further, as part of the separation arrangements between the two companies, it is currently envisioned that the Electronic Trading company will reimburse the Open Outcry company for Eurex development. Disclosure of this information will be made once it is fully analyzed and finalized.

Should the CBOT improve its financial position before undertaking a restructuring?

Fixing current financial problems is not separate from restructuring, in fact it is an integral component of restructuring. Delaying restructuring will only worsen the current financial position of the CBOT. Given the competitive environment, the CBOT must undertake the restructuring program urgently. Restructuring is the key to enable CBOT to make the significant operating, structural, and financial improvements required.

How will a restructuring affect management of the CBOT?

Restructuring will result in changes to our current management and organizational structure. The governance changes will affect the role and capabilities needed in the restructured organization. Significant reductions in department structures and staffing levels are expected in some areas. The Board of Directors has recognized that management continuity is very important and critical to the success of the restructuring effort.

Will we get more detail of the plan?

An implementation committee, consisting of eight Board members, has been formed and is working out the details of the plan. These details will be shared with the membership in connection with soliciting member approval of the plan.

What will happen to traders' jobs?

Similar to today, all traders have the choice to trade electronically or continue trading in the open outcry market or to do both.

                                                                January 27, 2000

What other alternatives did the Restructuring Task Force look at?

The Restructuring Task Force considered a number of alternatives for accomplishing the dual objectives of developing a viable open outcry market and creating a market-leading electronic trading capability. The options varied around several elements, including governance, structure and trading platform.

In order to select the alternative that would best position the exchange for the future, the Task Force rated all alternatives against several criteria. The alternative that best matched these criteria was then selected for development into a cohesive plan for restructuring of the CBOT.

How can members give input or express their concerns?

An email account has been set up with our management consultants. The address is cbot.restructuring@atkearney.com. You can also send emails to the Implementation
--------------------------------
Committee at restructuring@cbot.com.
             ----------------------

7

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on January 27, 2000 and is currently available at the Office of the Secretary of the CBOT.

[LOGO] Chicago Board of Trade

                                                       Restructuring
                                                       -------------

                                                            Overview
                                                            --------

                                                    January 27, 2000

                                    Summary

The derivatives industry has undergone significant changes over the last several years. Electronic trading has emerged as the dominant platform in the European and Asian exchanges as well as the continued growth platform in the US markets. Exchanges in general have also been changing rapidly with the NYSE, Nasdaq and CME announcing plans to demutualize. Much of this change is being fueled by the advance of technology and the increased customer demand for cost-efficient, effectively-run exchanges.

The Chicago Board of Trade is being impacted tremendously by these changes. As a leader in the derivatives markets, the membership as well as the industry is looking to the CBOT to define the "what" and "how" for the future. One step in this process was the creation of an alliance with Eurex, the world's largest electronic exchange. The next step is the adoption of a restructuring plan that will position the CBOT as the leading marketplace of the 21st century.

Restructuring is essential for many reasons. First, without it, the CBOT will not be able to preserve a viable open outcry exchange or capture the growth of electronic trading. Second, restructuring is the best way to unlock and maximize the value of CBOT membership. Finally, it is the only way for the CBOT to adapt the business mindset that will allow it to make the decisive moves required to leap ahead of its competition, build advantageous strategic alliances and lower costs.

The process of developing the restructuring plan was led by the Restructuring Task Force and facilitated by outside advisors. The process involved the following:

 .  Assessing current industry trends and best practices
 .  Developing a model for the marketplace of the future against which the CBOT could be measured
 .  Developing business outlines for open outcry and electronic trading
 .  Creating and overseeing implementation of a communication plan

A number of restructuring alternatives were evaluated by the Restructuring Task Force in order to devise the best plan for all stakeholders involved. The recommended plan that was approved by the Board of Directors calls for the creation of two separate, demutualized, for-profit entities: one to focus on open outcry and the other on electronic trading. Current membership would translate into ownership in the new companies.

The open outcry corporation would allow members to continue to benefit from existing operations. This company would remain closely held and guided by the current membership with excess cash flows directed back into the organization to make investments, reduce costs and provide enhanced member trading opportunity.

The electronic trading company would provide current members with the opportunity to benefit from the growth in this sector. This company would be focused on rapid growth, open access, high earnings and the potential for becoming a publicly traded entity.

This solution was chosen because it is the single alternative that best maximizes value, ensures the CBOT would remain the center of liquidity, preserves open outcry, establishes an electronic trading company, enhances governance, improves competitiveness and can be successfully implemented.

The greatest risk for the CBOT lies in a "do nothing" strategy. Support by all stakeholders and quick implementation of this recommendation are vital to ensuring the CBOT's leadership position among the world's exchanges.

================================================================================

                         Board Approved Recommendation

================================================================================

               Task Force Recommendation to the Board of Directors

After months of analysis, discussion and debate, the Restructuring Task Force arrived at a restructuring plan that it believes would most benefit the CBOT. This plan was presented to the Board of Directors and was approved overwhelmingly, following a period of thorough review and discussion. In summary form, the recommendations are highlighted in the graphic below:

                                                     --------------------------
                                                      Fully Demutualized as Two
                                                         Distinct Companies

                                                     --------------------------

                                                     ----------   -------------
                                                       Owners      Shareholders
                                                     ----------   -------------
                                                         |              |
-----------------------------------------                |              |              -----------------------------------------
   New open outcry company                               |              |                 Electronic trading company
                                                         |              |
-----------------------------------------            ----------   -------------        -----------------------------------------
 .  For-profit                                           Open        Electronic         .  For-profit
 .  Closely-held                                        Outcry        Trading           .  Publicly held
 .  Streamlined, cost efficient                          Corp         Company           .  Cost efficient/economical
 .  Invest in supporting technology (e.g.                                               .  Current CBOT members receive shares
   order routing, gateway/API)                       ----------   -------------        .  Separate trading rights ownership
 .  Bundled trading rights/ownership                                                    .  Open access
 .  Restricted trading access                          Demutual       Demutual          .  Leverage Eurex alliance
 .  Trade all current products and can                For-Profit     For-Profit         .  Trade all current CBOT contracts plus
   pursue additional products                                                             additional products
 .  CBOE exercise right retained                      --------------------------        .  Independent Board and professional
 .  Independent Board and professional                                                     management
   management
-----------------------------------------                                              -----------------------------------------

The Board approved the alternative of creating two separate for-profit entities, one for open outcry and one for electronic trading, providing both companies the best chance to succeed. As autonomous entities, each would be able to make independent strategic business decisions and pursue business opportunities as they see fit. As "for-profit" companies, both would have the financial and decision-making flexibility to pursue alliances and joint ventures, as well as the resources to make necessary technology investments. Furthermore, creating a separate electronic trading company best positions the membership to benefit from the growth and high market value of electronic trading companies.

The strategy calls for ownership of the open outcry business to be bundled with trading rights and closely held by the current membership. Access to trading would be restricted to the owner/holders of the trading rights. A separate class of unrestricted equity unrelated to trading classes is also expected to be established to provide future flexibility. The governance model for the open outcry business would be adapted to allow for streamlined decision-making.

A separate electronic trading business would be better able to attract new management talent with eBusiness expertise. Several investment bankers advised the Restructuring Task Force that the electronic trading company would have a higher valuation if it is entirely separate from the open outcry company. A separate electronic trading company would also attract potential competitors who may become investors or alliance partners. Shares in the electronic trading company would be distributed to the current CBOT membership, with plans to potentially offer additional shares to the public.

NO OFFER TO SELL OR SOLICITATION OF OFFERS TO PURCHASE SECURITIES IS BEING MADE EXCEPT BY MEANS OF A PROSPECTUS.

The following sections outline in greater detail the rationale for two for-profit companies, the description of each company, the CBOE exercise right and the Eurex alliance.

The New Open Outcry Company

The recommended restructuring plan calls for a new open outcry company with the objective of providing an efficient, well-managed open outcry trading platform. The strategic focus would be on maintaining and enhancing liquidity by investing in supporting technologies to capture and efficiently execute trades, while considering changes to trading rules and other measures aimed at retaining and enhancing order flow. The new company should become more cost competitive in its operations as well as more streamlined in its decision-making processes. The new open outcry company would be "for profit" but closely held, and is currently not expected to pay dividends.

A demutualized, for-profit entity would have the operating flexibility to take actions to right-size the current organization. Changes to current staffing levels are expected to come from rationalizing participant and member services, as well as outsourcing non-core functions that can then vary in response to shifts in volume as they occur. Non-salaried expenses, such as travel, marketing and support costs, would also be rationalized.

In parallel with actions to create a more efficient organization, the restructuring plan calls for active investment in technology to enhance efficiency and effectiveness of operations. These plans include:

 .    Leveraging the Eurex technology, including the global network and API for enhanced order capture and routing capability

 .    Providing for "hit and take" functionality in the pits

Also, it is expected that the new company would maintain and potentially grow market data revenues by offering value added information services and a variable pricing structure for different customers and trading participants.

A streamlined governance would allow the new open outcry company to redefine the traditional relationship between the exchange and its membership. Business decisions could be reached quickly to be more responsive to competitive pressures (regarding issues such as transaction fees, tick size and block trading). Management would be empowered to aggressively pursue cost reduction efforts, identify and retain key personnel from the current organization and obtain required new capabilities.

The New Electronic Trading Company

The electronic trading company would build a market leadership position by providing a superior electronic trading platform, leveraging the CBOT brand and Eurex alliance and providing open access to a continually expanding global customer trading community.

While the focus would be on creating a cost-competitive trade execution capability, the company would also invest aggressively in technology to maintain and enhance its competitive advantage. This would include developing new business and revenue sources in areas such as business to business e-commerce, retail access and potentially franchising its capability to other exchanges and geographies.

As a market leader, the electronic trading company could invest in order flow by providing incentives to customers to trade products and higher volumes. Part of the investment in business development would also be to support increased access to an expanded trading community. Similar to plans for the open outcry company, non-core functions would be outsourced to attain a cost structure scalable with volume shifts.

To ensure success, the electronic trading company would need to be quick to market, and activated as soon as possible. Moving rapidly would capture early mover advantages for the new electronic trading company, and encourage potential competitors to join in alliances. Management would need to acquire new leadership with eBusiness expertise and continually leverage and build on the Eurex alliance.

Plans established for the new electronic trading company would have the goal of establishing a market leadership position. Large business development budgets would be established with the expectation that the electronic trading company would have to provide volume discounts, build access capabilities to specific client segments and offer other incentives to capture order flow. Significant investments in technology are also planned so that the trading platform remains leading-edge.

CBOE Exercise Right

One source of value to full members of the CBOT is the embedded right to trade at the CBOE. While a member may only trade at one or the other exchange at a time, this exercise right effectively means that a CBOT full member has access to two exchanges. In addition, since a full member has the additional right to lease his or her membership (other CBOT membership classes have this right, as well, but may not gain CBOE access), it means that members may enjoy the value of this right even after they retire from active trading. Currently, nearly half of the CBOT full memberships have exercised their right to access trading at the CBOE.

The Board of Directors fully intends to preserve the CBOE exercise right. In the new CBOT, the trading rights and the ownership (equity instead of seats) would continue to be bundled. That is, trading access would be restricted to equity holders in the restructured CBOT. The CBOT's legal counsel has advised the Board of Directors that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions and the approved restructuring plan meets those conditions.

Eurex Alliance

Central to the strategy of the electronic trading company is to leverage and build on the strengths of its alliance with Eurex. The restructuring calls for Eurex to provide the technology platform for the electronic trading company, at least for the term of the current Eurex agreement. In addition, Eurex would provide network and trading functionality so that members can effect the electronic trading company transactions from the floor of the new CBOT. While the current relationship between the CBOT and Eurex is very similar to a traditional technology outsourcing arrangement (with the CBOT using technology provided by Eurex), it is clear that both parties have a strong interest in expanding the relationship.

Other Key Interfaces

Included in the restructuring plan are critical interfaces between the two companies, many of which are in the process of being determined. Interfaces include the following:

 . There would be a non-compete clause for a specific to-be-determined timeframe so that the open outcry company cannot create a competing, fully electronic exchange
 . While regulatory functions and market data services would be separate initially, opportunities to combine specific functions would be explored once the businesses are operational
 . Arrangements would be negotiated so that products of both exchanges would be fungible at BOTCC
 . Both exchanges are free to offer all products currently traded at the CBOT
 . The electronic trading company would not pay on-going fees to CBOT, or vice versa

                               *  *  *  *  *

There remain details that need to be worked out between and within the open outcry and electronic trading businesses. These will require significant work before the transition is complete and activation can take place.

The transition will take place in two distinct steps, each of which will be submitted to membership vote for your approval. The first step involves reincorporating the CBOT as a Delaware not-for-profit company and the formation and activation of the electronic trading company as a wholly owned subsidiary of the CBOT. The second step calls for the election by the CBOT to become a Delaware for-profit and the distribution of its shares and the shares of the electronic trading company to the CBOT members.

Attending to the plan's details will be an Implementation Committee consisting of members of the Board of Directors. David Brennan (the committee chair) will be joined on this committee by Charlie Carey, Andrew Filipowski, Harold Lavender, Peter Lee, Veda Kaufman Levin, James McMillan, Joe Niciforo and Mike Ryan. This committee will make recommendations to the Board of Directors for approval around open issues such as changes to the Board structure, the cost of implementation and any applicable agreements between the two new companies.

The allocation of ownership equity across member groups is an important and critical issue. The Board of Directors has formed an Independent Allocation Committee to specifically address this issue. The committee is comprised solely of the CBOT's public Directors and is chaired by Governor Thompson. This committee will make a recommendation to the Board with respect to an appropriate and fair allocation of value among CBOT members in connection with the restructuring, including the allocation of shares in the two new companies.

Answers to the questions surrounding the details of the restructuring plan, including the allocation of ownership equity, will be provided prior to the first membership vote so that each member can feel comfortable that he or she is making a fully informed decision. The initial ballot will be made available as soon as reasonably practicable, which is expected to be within the next few weeks.

                                  Conclusions

The future for CBOT members is full of opportunity. However, divergent needs of members, competitive forces, advances in technology and the evolution of the international derivatives market all are having an impact on how that opportunity will be realized. The Board of Directors believes that this restructuring plan can offer the membership the best means to capitalize on that opportunity. It does so by creating two business-focused entities that together provide the CBOT's current members with a hedge against future developments in their markets.

The existing mutual structure of the CBOT no longer serves the greater interests of a majority of stakeholders. A more streamlined and flexible governance structure is needed to allow the Chicago Board of Trade to react quickly to market developments. In addition, having an equity structure would provide both companies a ready means of attracting strategic investors and alliance partners that will become increasingly important in the future.

By creating an open outcry company that is business-focused and economically viable, the entire membership benefits from the preservation of the existing trading environment for as long as the market will support it. The restructuring plan also is designed to preserve the option to lease seats and to exercise the right to trade at the CBOE.

For the large majority of CBOT members, the restructuring would provide a better financial future the sooner it is adopted and activated. It should be made absolutely clear that maintaining the status quo posture would mean that both open outcry and electronic trading run the risk of sub-optimal performance or even failure.

The future of the derivatives industry is not certain. What is certain is that this restructuring plan is structured to provide the membership with the best of both worlds: a viable open outcry environment and a growing and valuable electronic trading company. With the implementation of this restructuring plan, the CBOT can position itself to lead the global derivatives market for the next 150 years.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following letter was distributed to CBOT members and membership interest holders on January 27, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                    REMINDER

                                                                January 27, 2000

Dear Fellow Member:

The first Membership meeting to discuss restructuring will be held today at 2:15 in the Soybean Pit of the Agricultural Trading floor. I encourage you to make every effort to attend. This is your opportunity to receive answers to many of your questions.

Your participation is important.

                                   Sincerely,


                                   /s/ David P. Brennan

                                   David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following presentation was made to CBOT members and membership interest holders on January 27, 2000 and is currently available at the Office of the Secretary of the CBOT.

================================================================================
Agenda

            Time              Topic                    Speaker
  .      2:15 to 2:25    Welcome & Introduction   David Brennan

  .      2:25 to 2:30    President's Remarks      Tom Donovan

  .      2:30 to 2:40    Industry Perspective     Cliff Lewis
                                                  Brian Sterling (Merrill Lynch)

  .      2:40 to 3:15    The Restructuring Plan   Justin Zubrod (A.T. Kearney)

  .      3:15 to 3:30    Member Perspectives      Joe Niciforo
                                                  Veda Kaufman Levin
                                                  Charlie Carey

  .      3:30 to 4:30    Q&A

================================================================================

                 Growth Rates


             [Graph Appears Here]


             Millions of Contracts

            1996                2000
            ----                ----
CBOT
Eurex

===============================================================================
Cash Debt ... Going Electronic

 . Espeed                            . eBondtrade.com

 . Market Axess                      . MuniAuction

 . TradeWeb                          . Bondnet.com

 . EuroMTS                           . Others

================================================================================
                             E-Cash vs CBOT Costs
                              All-In User Costs


                             [Graph Appears Here]

                                    $/100k

               CBOT

               Espeed - List

               Espeed - Best

================================================================================
                                    AG.COMs

 .   International Commodities Exchange (icecorp.com)

 .   Freemarkets.com

     .   Nasdaq IPO - $9 Billion market cap

 .   E-markets.com

 .   DirectAg.com

 .   Graintrader.net

 .   B2Bs: VerticalNet, Commerce One, Ariba...

================================================================================
                                  Cantor IPO

 .  Espeed: new dot.com

 .  Raised $200 MM for business development
    .  Stock up 140% since IPO
    .  Market cap of $2.5 Billion
    .  Expanding into `B2B' and commodities

 .  Volume Up Exponentially

================================================================================
                                   BrokerTec

 .  Goldman, Merrill, Lehman, Morgan Stanley,
      Salomon, CSFB, Deutsche Bank, etc.

 .  Raised $60+ Million

 .  BrokerTec at CBOT
    .  73% of Bond open interest
    .  50% of Bond order flow sent to floor

 .  Will not work with Membership Organization

================================================================================
The Next 12 - 18 Months....


 .  New Threats:
   .  ECNs, Nasdaq, `B2B'

 .  Other Exchanges Going For-Profit

 .  It's a Race....

   -> For Money
   -> For Strategic Partners
   -> For New E-Markets

--------------------------------------------------------------------------------

                            Chicago Board of Trade


                                    [LOGO]

                           Creating a Viable Future

                             Member Floor Meeting

                               January 27, 2000


                                   ATKEARNEY

================================================================================
The restructuring task force

                  ---------------------------------------------
                           Restructuring Task Force
                  ---------------------------------------------

                           David Brennan-- Chairman

                 . Charlie Carey                 . Peter Lee
                 . Bernie Dan                    . Tom Neal
                 . Dave Fisher                   . Joe Niciforo
                 . Dave Goldberg                 . Ed O'Connor
                 . Ron Hersch                    . Jim O'Connor
                 . Neal Kottke                   . Mike Ryan

                 ---------------------------------------------
                                  Management
                 ---------------------------------------------
                 . Tom Donovan                   . Cliff Lewis
                 . Carol Burke                   . Glen Johnson

          ----------------     --------------------         ------------------
            Consultants         Financial Advisors             Legal Counsel
          ----------------     --------------------         ------------------
                                                            . Kirkland & Ellis
            A.T. Kearney          Merrill Lynch             . Piper Marbury
                                                              Rudnick & Wolfe

 ==============================================================================
 The review process

 .   12 Restructuring Task Force meetings

 .   13 Focus Groups -- 225 People

 .   5 Board meetings

 .   Obtained well-regarded outside expertise
     .   A.T. Kearney
     .   Merrill Lynch
     .   Kirkland & Ellis
     .   Piper Marbury Rudnick & Wolfe

                -------------------------------------------------
                 A.T. Kearney did a thorough assessment of CBOT
                    today and in the future and created business
                     models to position CBOT to be competitive
                -------------------------------------------------

===============================================================================
The review process (cont'd)

 .   Met with diverse group of members / Directors to gain buy-in

 .   Met with leading industry players / experts outside the CBOT

 .   Facilitated other communications efforts
    .   MemberNet / A.T. Kearney
    .   One-on-One Meetings
    .   Suggestion Boxes
    .   Memos to Membership
    .   E-mail

                     ----------------------------------
                          We opened up multiple
                     communication channels to gather
                         input from many  sources
                     ----------------------------------

     ===========================================================================
     The industry environment

        Change in Investor                     Change in Member
            Priorities                            Priorities



Relaxation of                   CBOT's
 Regulatory                 Repositioning           Electronic Trading
 Constraints                for the Future




                          Increased Competition and
                             Industry Realignment


Source:  A.T. Kearney analysis

     ===========================================================================

     The marketplace of the future


                   -----------------------------------
                        Defined Customer Segments
                   -----------------------------------
                   -----------------------------------       --------------------------------
                       Integrated Product Offerings                  Customer Requirements
                   -----------------------------------                of Marketplace of
                   -----------------------------------                    the Future
                          Differentiated Pricing             --------------------------------
                   -----------------------------------       . Liquidity / transparency
                   -----------------------------------
                     Appropriate Trading Platform(s)         . Efficient execution, clearing
                   -----------------------------------         and settlement
                   -----------------------------------
                               Open Access                >  . Integrity of regulation
                   -----------------------------------
                   -----------------------------------       . Linkages to other markets
Marketplace              Efficient Operating Model
  of the           -----------------------------------       . Global breadth of products and
  Future           -----------------------------------         markets
                            Modern Governance
                   -----------------------------------       . Responsive, market leading
                   -----------------------------------         product innovation
                         Ready Access to Capital
                   -----------------------------------
                   -----------------------------------
                       Robust Regulatory Framework
                   -----------------------------------
                   -----------------------------------
                         Flexible Legal Structure
                   -----------------------------------

Source:  A.T. Kearney analysis

================================================================================
                                                                    ------------
COBOT'S current business model                                           Key
                                                                    ------------
                                                                    1  Small Gap
                                                                    5  Large Gap
                                                                    ------------

                                                            Gap
                                                            ---
                  -------------------------------------
                     Defined Customer Segments               3
                  -------------------------------------
                  -------------------------------------
                     Integrated Product Offerings            3                   Key Features
                  -------------------------------------                          ------------
                  -------------------------------------                  . Member, not customer
                        Differentiated Pricing               5             focused
                  -------------------------------------
                  -------------------------------------                  . Leading open outcry...
                     Appropriate Trading Platform(s)         5
                  -------------------------------------               >  . ... Inadequate electronic
                  -------------------------------------                    platform
                            Open Access                      3
                  -------------------------------------                  . Cumbersome governance
                  -------------------------------------
Gap Analysis         Efficient Operating Model               3           . Little access to capital
                  -------------------------------------
                  -------------------------------------                  . Tight, narrow charter
                           Modern Governance                 5
                  -------------------------------------
                  -------------------------------------
                     Ready Access to Capital                 5
                  -------------------------------------
                  -------------------------------------
                     Robust Regulatory Framework             1
                  -------------------------------------
                  -------------------------------------
                     Flexible Legal Structure                5
                  -------------------------------------

Source: A.T. Kearney analysis

================================================================================
Conclusions of the review

 . There are competitive gaps given CBOT's governance structure and how it operates today

 . CBOT needs to invest and improve both its open outcry and electronic trading businesses

 .   CBOT will continue to face even greater competitive market pressures

 .   There is overwhelming support for change by both members and management

 .   CBOT needs to act and make decisions quickly

                   --------------------------------------------
                    These conclusions were supported by what
                     we heard from you in the Focus Groups
                   --------------------------------------------

================================================================================
The restructuring plan is robust

                              ----------------------------------------------
                                        Fully Demutualized as Two
                                            Distinct Companies
                              ----------------------------------------------
                                  -----------------  ------------------
                                          Owners       Shareholders
                                  -----------------  ------------------

                                     ------------       ------------
                                          Open
                                         Outcry           e-Corp.
                                          Corp.
                                     ------------       ------------
                                        Demutual         Demutual
                                       For-Profit       For-Profit
                              ----------------------------------------------
 . Based on rigorous                      . Business assumptions                      . Sent to Board in advance
  analysis, proposed by                    driven by Restructuring
  management                               Task Force                                . Presented at all-day Board
  consultants, A.T.            >                                          >            offsite meeting
  Kearney                                . Plan unanimously
                                           approved by                               . Lengthy discussions at two
 . Supported by                             Restructuring Task Force                    Board meetings
  investment bank,
  Merrill Lynch                                                                      . Overwhelmingly approved
                                                                                       by Board

================================================================================
Board recommendation

--------------------------------     ------------------------------------------      -------------------------------------
     New CBOT - Open                             Fully Demutualized                         Electronic Trading
        Outcry                               as Two Distinct Companies                          Company
--------------------------------     ------------------------------------------      -------------------------------------
 . For-profit, closely-held                                                                . For-profit

 . Lean, cost efficient                                                                    . Publicly held
                                        -------------      ----------------
 . Invest in supporting                     Owners           Shareholders                  . Cost efficient /
                                        -------------      ----------------
   technology (e.g. order                                                                    economical
   routing gateway / API)                 ----------         ------------
                                             Open                                          . Current CBOT members
 . Trading rights bundled                   Outcry             e-Corp.                       receive shares
   with ownership                           Corp.
                                          ----------         ------------                  . Separate trading rights
 . Restricted trading access                                                                 and ownership
                                           Demutual            Demutual
 . Trade all current                      For-Profit          For-Profit                   . Open access
   products and can pursue
   additional products                                                                     . Leverage Eurex alliance

 . CBOE exercise right                                                                     . Trade all current CBOT
   retained                                                                                  contracts plus additional
                                                                                             products
 . Independent Board and
   professional management                                                                 . Independent Board and
                                                                                             professional management
--------------------------------     ------------------------------------------      -------------------------------------

 ==============================================================================
  Cooperative operating agreement

  .  Separate Boards of Directors appointed

  .  New Boards determine management requirements

  .  Separate market data services

  .  Initially separate regulatory functions, possibly combine / outsource later

  .  Fungible products at BOTCC

  .  Both offer all products currently at the CBOT

  .  Eurex agreement will be binding for both

  .  Human Resource retention / transition plans part of implementation

================================================================================
Cooperative operating agreement (cont'd)

 . Open outcry prohibited from offering e-trading system for three years (small order matching excluded)

 .  Financial arrangements between open outcry and electronic trading company

    . No on-going payments between entities
    . Determining reimbursement of CBOT for:
      --      Eurex development
      --      Restructuring / activation costs
      --      Common operating costs

 .  Information dissemination business

    . Common objective is to protect and grow total revenue

                   -----------------------------------
                     Mechanics of achieving these
                     objectives must be finalized
                   -----------------------------------

================================================================================
Benefits of the plan

 . Position membership to benefit from existing open outcry business while capitalizing on potential growth of electronic trading

 . Allow CBOT best opportunity to capitalize on high market value for electronic / technology companies

 . Provide both open outcry and electronic trading best chance to succeed -- dedicated organizations whose sole focus can be on growing and maximizing those businesses, without conflicting interests

 .   Provide business focus for decision-making

 .   Without restructuring, proceeds cannot be distributed to members

================================================================================
Why alternatives are sub-optimal

       -----------------------------------------------------                     ------------------------------------
         Spin-off Electronic Trading                                                  Fully Demutualize With One
           Into a Separate Company                                                        Board / Management
       -----------------------------------------------------                     ------------------------------------
       -----------------------   ---------------------------                             -----------------
               Members                  Shareholders                                        Shareholders
       -----------------------   ---------------------------                             -----------------

         ------------------        ---------------------                            ----------           ----------
                Open                                                                   Open                Elec.
               Outcry                     e-Corp.                                     Outcry              Trading
                Corp.                                                                Division             Division
         ------------------        --------------------                             ----------           ----------

              Mutual                       Demutual                                  Mutual               Demutual
           Not-For-Profit                 For-Profit                              Not-For-Profit         For-Profit

       -----------------------------------------------------                     ------------------------------------

 .  Without significant restructuring, open outcry entity cannot be    .  Would likely result in rapid demise of open outcry
   economically viable and would be unable to compete
                                                                      .  There would be pressure to close pits and move to lower
 .  Distribution of benefits (particularly equity) to members from        cost electronic platform
   spin-off is hampered
                                                                      .  Market value of combined is considerably lower than that of separate electronic company

================================================================================
A.T. Kearney perspectives

 .   We do not believe open outcry will disappear in near-term

 .   For-profit, demutualized, open outcry company is best way for it to adapt /
      compete

 . Creating a robust electronic trading capability is best long-term financial hedge for both asset value and trading opportunity

 . We believe that same products can trade successfully / simultaneously on two platforms -- electronic and open outcry

================================================================================
A.T. Kearney perspectives (cont'd)

 .   These changes do not pre-ordain the demise of open outcry, and may differ for financial and agricultural products

 . This restructuring plan positions members to benefit regardless of the outcome



                 --------------------------------------------
                      How both companies respond to the
                    competitive marketplace will determine
                        the long-term viability of each
                 --------------------------------------------

================================================================================
A.T. Kearney perspectives (cont'd)

 . Creating two, separate and independent entities that will each compete in the marketplace is critical

 . The electronic trading company likely will have a higher valuation if entirely separate from CBOT

 . Separation will enable us to bring in management talent with eBusiness expertise

 . Activating separate electronic trading company quickly creates credible, competitive response that may convert potential competitors into partners

================================================================================
A.T. Kearney perspectives (cont'd)

 . As "for-profit" companies, both entities will have much greater financial and decision-making flexibility and resources to make necessary technology investments

 . While separate, some interconnectivity may be required to allow open outcry traders to use the electronic trading company's global network

 . Two divisions under one holding company would eventually kill off one or both businesses


             -----------------------------------------------------
                      Importantly, experience from other
                 electronic exchanges suggests that the size
                   of the overall market is likely to expand
             -----------------------------------------------------

================================================================================
Summary - A.T. Kearney perspectives

 . This restructuring is by far the most ambitious pursued by any major exchange to date

 . Others have taken half steps down the same path -- there is opportunity for first mover advantage for the new CBOT and electronic trading company

 . Transition will be a challenge -- continuing to provide an environment for existing trading while establishing two, entirely new businesses

 . While the challenge is potentially daunting, the resolve and dedication of the Task Force, management, the Board and the members of the CBOT give us great reason to believe that the restructuring vision will be achieved

================================================================================
The new open outcry company

---------------------------------------------
     New Open Outcry Strategic Objectives            Key Features
---------------------------------------------        ------------

 .   Preserve member opportunity within a             . Demutual
    for-profit structure
                                                     . For-profit
 .   Provide a superior open outcry trading
    platform                                         . More efficient /
                                                       streamlined
                                               >       organization

 .   Reduce costs and restructure pricing to          . Smaller Board
    unlock profitability
                                                     . New technology
                                                       investments
 .   Preserve and enhance liquidity
                                                     . Closely held
---------------------------------------------

================================================================================
The new electronic trading company

                                                                      Key Features
                                                                      ------------
  ---------------------------------------------------
   Electronic Trading Company's Strategic Objectives              . For-profit, publicly held
  ---------------------------------------------------
                                                                  . Lean
    . Leverage strong brand and current
      capabilities                                                . Open access

    . Grow the electronic digital trading                         . Growth oriented
      community
                                                         >        . High tech
    . Provide a superior electronic trading
      platform                                                    . Extensive distribution

    . Leverage strategic acquisitions and                         . Financially self-
      alliances                                                     sustaining
  ---------------------------------------------------
                                                                  . Pays open outcry for
                                                                    Eurex development

================================================================================
Restructuring challenges

----------------------------------------          ----------------------------------------
               Challenges                                        Risks To Be Managed
----------------------------------------          ----------------------------------------
 .  Moving quickly and                             .  Taking half steps, going
    maintaining momentum                              slowly, losing first mover
                                                      advantage
 .  Appointing management
    team to lead change                            .  Creating special incentive
                                                      for members that damage
 .  Developing a lean, flexible                       value
    cost structure
                                                   .  Continuing to deplete
 .  Defining relationship                             resources or incurring debt
    between management and membership
                                                   .  Not providing clear
 .  Leveraging alliances -                            separation between CBOT
    strategic, technology, clearing                   and electronic trading
                                                      enterprise
----------------------------------------          ----------------------------------------

================================================================================
Activation principles adopted by Board

 .   Approve the business strategy quickly

 .   Delegate next steps to a subgroup-- Implementation Committee

 .   Maintain a process that is open to the membership and staff

 . Ensure that the Board of Directors approves or ratifies all elements of the restructuring plan

================================================================================
Process going forward


----------                              ---------                    ----------------------
  First                                   First                        Second       Second
  Board                                   Member                        Board       Member
 Approval                                  Vote                        Approval      Vote
----------                              ---------                    ----------------------
    .  Implementation Committee
         .  Eurex cost
         .  Ceres roll-up                         .  Initiate CBOT
         .  Fair member treatment                    restructuring-up as
            (CBOT and e-Corp.)                                                          .  Complete CBOT
         .  Transition plan                       .  e-Corp. start-up as                   restructuring
                                                     subsidiary
    .  Allocation Committee          >                                        >         .  e-Corp. spin-off
       recommendation                             .  Regulatory approvals
                                                                                        .  Distribute equity
    .  CBOE dialogue                              .  Spin-off preparation

    .  Communication program                      .  Final valuation
         .  Membership
         .  Management

    .  Legal roll-out

       -----------------------------            -------------------------------
          First / Second Quarter                     Third / Fourth Quarter
       -----------------------------            -------------------------------

================================================================================
Conclusion - restructuring benefits YOU!

                                                         ---------------------------------------------------------------------
                                                                                 Key Benefits
                                                         ---------------------------------------------------------------------
                                                                             For the institution
                                                                             -------------------
-----------------------------------------------------
             Fully Demutualized as Two                   .  Provides both open outcry and electronic trading the
                 Distinct Companies                         best chance to succeed
-----------------------------------------------------    .  Capitalizes on the high market value for electronic /
                                                            technology companies
   --------------------- -------------------------       .  Business-focus for decision making
            Owners            Shareholders
   --------------------- -------------------------                              For members
                                                                                -----------
     ------------              ------------
          Open                                           .  For majority of CBOT members, we believe
        Outcry                    e-Corp.                   restructuring will provide a better financial future --
         Corp                                               the sooner the better
     ------------              ------------              .  Creation of e-Corp unlocks ownership value
       Demutual                    Demutual              .  FCMs, clearing firms benefit from improved
      For-Profit                  For-Profit                throughput and lower trading costs
                                                         .  Strong locals are expected to do well, as in any
-----------------------------------------------------       environment
                                                         .  Lessors are not adversely impacted as open outcry
                                                            and CBOE exercise right are preserved
                                                         ---------------------------------------------------------------------

                                    [LOGO]

================================================================================
What does a member have today?

                         ------------------------------
                              CBOT Seat Ownership
                         ------------------------------

------------------  -------------   -----------------    ---------------------


------------------  -------------   -----------------    ---------------------
   CBOT Trading/
  Leasing/Access     Membership          Equity              CBOE Exercise
      Right             Vote            Ownership                Right
------------------  -------------   -----------------    ---------------------
Trading / Leasing      Negative         Liquidation        Trading / Leasing
    Revenues           Control          Value Only             Revenues
------------------  -------------   -----------------    ---------------------

Source:  Merrill Lynch

================================================================================
What will a member have after restructuring?

                             ----------------------                                                  ------------------
                                     CBOT                                       +                          eBOT
                             ----------------------                                                  ------------------
-------------------  -------------------  -------------------  -------------------          ------------------  -------------------
  CBOT  and eBot
 Trading/Leasing/        Shareholder            Equity            CBOE Exercise                Shareholder            Equity
   Access Right             Vote               Ownership              Right                        Vote              Ownership
-------------------  -------------------  -------------------  -------------------          ------------------  -------------------
     Continued                               Liquidation /           Continued                   Rights and         Recognized
Trading / Leasing          Control          Economic Value      Trading / Leasing              Representation      Economic Value
     Revenues                                                        Revenues
-------------------  -------------------  -------------------  -------------------          ------------------  -------------------

 . Unchanged          . Unchanged           . Potential          . Unchanged                 . Additional         . Additional
    at CBOT                                   Realizaion                                       Right                Value

 . Access at
   eBOT

Source:  Merrill Lynch

================================================================================
The industry environment

     -------------------------------------------------------      ------------------------------------------------------------
                 Change in Investor Priorities                                  Change in Member Priorities
     -------------------------------------------------------      ------------------------------------------------------------
      . Customer pressure to offer cost effective solutions       . Investor pressure for liquidity, low-cost efficient trade execution, robust infrastructure
      . Member demand liquidity, low-cost efficient execution
        and infrastructure                                        . New pressure to preserve membership value

      . As a result, investors ask the question whether           . Members increasingly requiring direct access,
        traditional exchanges best access to global markets         electronic networks
     -------------------------------------------------------      ---------------------------------------------------------

-----------------------------------------                                   --------------------------------------------------------
   Relaxation of Regulatory Constraints                                                         Electronic Trading
-----------------------------------------                                   --------------------------------------------------------
 . Financial regulations increasingly unified                                 . Technology / telecommunications advances
                                                                                enable alternative trading platforms
 . Deregulation is expected to facilitate:
                                                          CBOT's              . Growth in ECNs, trend toward screen
   - Convergence across products, markets and   >     Repositioning        >    trading threat of disintermediation
     geographies                                      for the Future
                                                                              . Decreased need for traditional brokerage and
   - Lowered barriers to entry, increased                                       exchange services
     competition
                                                                              . Leaders aligning themselves with multiple
   - Product innovation, proliferation                                          alternative platforms
-----------------------------------------                                   --------------------------------------------------------

                         ----------------------------------------------------------------------------------
                                           Increased Competition and Industry Realignment
                         ----------------------------------------------------------------------------------
                          . Basis of competition: liquidity, integrity, efficiency

                          . `Natural' monopoly no longer exist -- exchanges compete, search for alliance across value chain

                          . Increasing consolidation and demutualization

                          . Consolidation of clearing houses to improve capital deployment

                          . Exchanges can potentially lose price quote revenue
                         ----------------------------------------------------------------------------------

Source:  A.T. Kearney analysis

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

                                    * * * *

The following is a transcript of a meeting conducted on January 27, 2000 that is currently available to CBOT members and membership interest holders on videotape in the Office of the Secretary of the CBOT.

                             CHICAGO BOARD OF TRADE
              Transcript B Member Floor Meeting B January 27, 2000


Chairman Brennan:   Good afternoon and welcome. I think we should probably get started. I was waiting a few minutes for the financial room to empty out. Can everybody here me; it's pretty big crowd here I can see. Can you hear me there? Okay. Well again welcome, and thank you for coming. I am very excited to talk to you today about our restructuring initiative that will soon be brought before this membership. This is just the first of many meetings and communications that we will have regarding the CBOT's Restructuring Plan. But before I start,
                    I'd like to personally thank the members of the restructuring task force, and the Board of Directors for bringing this plan to the membership. This is a bold plan which required significant time and consideration by both groups before it could be brought forward. To all of you, on behalf of this membership, I would like to say thank you, you have done a great service to the future of this institution. At this meeting, we are going to outline for you the Restructuring Plan that was approved by the Board last week and provide you with some of the background that lead us to this recommendation. I will begin by giving you an overview and addressing some key questions in my opening remarks. Tom will then give his perspective on the importance of this restructuring effort. Next, I have asked our advisors AT Kearney and Merrill Lynch along with Cliff
                    Lewis to present the industry perspective and the outline of the Restructuring Plan. After that presentation, I have asked three members of our Board of Directors to speak to some of the critical issues from a member's perspective.
                    After we have heard from these groups, we will have time for questions and answers, of course. And I ask that you hold your questions until then so that we can get through all of the information in a timely matter. Let me begin by saying status quo is not an option. Time is of the essence, we need to act right now if we are going to maintain our competitive advantage and capture future growth. The objective of restructuring is simple: position the members of this exchange to own the future however that future unfolds within the evolution of trading venues. To do this, we need to create the best possible open outcry and the best possible electronic trading business for the CBOT and its members. The restructuring task force engaged expert advisors, AT Kearney and Merrill Lynch, to identify the best restructuring alternative for this membership. The law firm of Piper Marbury was then recruited as outside independent legal counsel to the restructuring task force and now to the implementation committee. The task force unanimously approved the strategy recommended by these advisors and brought it to the Board. Last week, the Board overwhelmingly approved that same Restructuring Plan which we will present to you today. The strategy approved by the Board is to create two separate, for profit companies. One for open outcry and the other for electronic trading. The open outcry company would be for-profit but would be closely held by the current membership which will continue to provide opportunity for the members. The for-profit structure would all for streamline decision making, reduced costs and the use of any retained earnings to invest in technology and other enhancements. Separation from the electronic company will allow open outcry the best chance to compete since it will no longer be the stepchild of electronic trading as it is currently perceived today.
                    Increased technology investment is planned to make it the most efficient open outcry market. This plan strengthens open outcry, not kill it like some would like to say. This plan is the only I believe that the open outcry will be able to complete. I trade on this floor pretty much every day, I trade right here in this pit and I really believe this is the best way for this floor to compete in the future going forward. We are creating a company whose sole focus is to bring order flow to this floor. We cannot successfully continue to serve two masters, allocating resources between the floor or the screen. The electronic company will capitalize on the growth in electronic trading. Shares in the electronic trading company would be distributed to the current Board of Trade with plans to offer additional shares to the public. The electronic trading company will leverage capital markets and strategic markets rather than be funded by the current open outcry system. We have already been approached by some potential strategic investors who are anxious to participate. We are not assuming that electronic trading wins. No one knows exactly what the future holds for the trading industry. Preparation is key at this pivotal point. Right now the membership is not hedged. The Board of Trade's Eurex platform will come on-line mid-year and compete with open outcry. But members will not benefit from direct ownership of the Board of Trade electronic trading.
                    This plan provides the membership with a competitive open outcry system and direct ownership in a high-growth electronic company. The issue of ownership brings up one critical question we all know is on your mind B and that is of allocation. I am going to address this and several other questions here as well as share with you the process we are using to finalize those details. Allocation of ownership for both companies is a critical issue. Upon the advice of outside legal counsel, the Board of Directors has created an independent allocation committee. This committee will design an appropriate and fair allocation of value to Board of Trade members within the framework of restructuring. This recommendation, which will include the allocation of shares in the two new companies will then be brought to the duly elected Board of Directors for approval. This independent allocation committee is comprised of public directors of our Board and it is chaired by Governor
                    Thompson. The committee is completely independent, and has hired its own legal counsel. It was decided that this process is the most efficient and unbiased way for the Board of Directors to determine what is fair for all members while legally protecting the restructuring initiative. It is a process that is commonly used by companies under these circumstances. Most importantly, this membership will know the allocation prior to any vote, so that you can make an informed decision. Another issue I've heard questioned around the floor pertains to the CBOE exercise right. This
                    Restructuring Plan provides for increased focus and investment in the open outcry company that will strengthen and modernize open outcry trading. Based upon what we have been told by our legal advisors, the Restructuring Plan conforms to the 1992 Agreement with CBOE. We have briefed
                    CBOE on the plan and in the future I would expect that a restructuring will possibly bring these two organizations closer together as we wrestle with many of the same challenges as industries. The final question that I want to address is that of valuation. What is the plan worth to me.
                    Legal and regulatory prudence prevents us from having a final valuation number today. The investment bank has advised us that to maximize our valuation, we need to have approximately, or at least nine months of operating performance. The market conditions that exist at that point will determine the final valuation. Any projection at this point would be misleading and ultimately hurt our valuation possibly. The valuation information will be provided to you before the second vote. There are a number of other questions I know you want answered, many of these will be addressed in the following presentation. Some of them are questions that are being addressed as part of the preparation of the membership ballot materials. You will also receive a handout as you leave the floor today that will provide you with some more detail around the plan. An implementation committee of Directors of the Board has been created to prepare the ballot and present it to the Board of Directors for their approval. That committee is comprised of the following members: Charlie Carey, Harold Lavender, Peter
                    Lee, Veda Levin, Jamie McMillan, Joe Niciforo, Mike Ryan,
                    Flip Filipowski and myself. We are meeting on almost a daily basis to prepare the details that will be included in this ballot. We currently expect to have the ballot prepared for Board approval in the next couple of weeks. We will continue to get information out to the membership as it becomes available, and I will begin scheduling smaller follow-up meetings with the members to share new developments and answer more questions. I, along with the implementation committee, will also begin next week to meet with the management team to keep them informed and insure that retain our top performers. I want to emphasize just one final point. Time is of the essence! We have the opportunity here to seize the future. If we don't modernize our structure, we may not survive. I support and the Board supports this plan that you will hear about today. I encourage you to ask questions and understand its merits since I am convinced that it is our best option for the future. This is everyone's future we are talking about here. Pay very close attention, focus on the facts and judge for yourself. At this point I'd like to introduce Tom to say a few words.

Mr. Donovan:        Thank you Chairman Brennan. First of all I like to commend
                    Chairman Brennan and the task force and the Board of Directors for all the hard work and effort they put into this. They come a long way. It goes back to a meeting in July when the Board of Directors approved a task force with a goal to bringing back a plan to the Board of Directors.
                    That plan was brought back approximately a week ago, was approved by the Board overwhelmingly and a process was put in place. Let me say three things. First of all, I support restructuring. Secondly, I support the plan. Thirdly, I support the process. The process as I see it is one of bringing the information to you in a timely fashion so that you can make the decision. The task force that Chairman
                    Brennan talked about the implementation task force has a tremendous job ahead of them. But they're working tirelessly just as the previous task force had done to bring the initial plan about. They have a lot of questions and they will bring the answers back to the Board of Directors. The
                    Board of Directors than will vote on it and they will bring them back to you for your full consideration. It is not an accident that every exchange in the world, worth a salt, is looking at restructuring. It's not an accident that as they do this they look at what's happening with the trading business and they look at the growth in electronic trading and they say "if the business is changing, how do I take advantage of this growth and how to protect what I have."
                    And the answer is you have to look at a way to protect yourself with a trading right and an equity right. That is what we are about to do. The plan lays it out clearly, its bold, every exchange has a little different idea on how to do it. I thing this is a good plan and it's going to give us the opportunity to give you the potential to make the right decision and participate in the growth in the future. I been very supportive of restructuring, whether it's in television interview, an interview with the media, discussing this with you, the staff or with our management team, and to that end we pledge, I, myself and the management team to work with Chairman Brennan very closely throughout this process, to help it bring it forward and to quote Chairman Brennan, literally "that if the membership has the right information they'll make the right decision," and I am a firm believer in that to. And I've always believed in the collective wisdom of the membership. It's our job now to bring the information back to you in a timely fashion so you can analyze it and to do what, so someone I worked with a long time ago, Mayor Daley said, when he made the decision C "To get the best information, you analyze it, you make the decision and you don't look back." Thank you.

Chairman Brennan:   Now, I like to introduce Cliff Lewis and Brian Sterling to give an industry prospective. Those who don't know Brian is a managing director in Merrill Lynch. Merrill Lynch is one of the top investment banks with significant experience in e business and with exchanges. Brian is currently working with the New York Stock Exchange on their restructuring initiative. Cliff.

Mr. Lewis:          I will go over a couple of slide shows, showing the
                    competitive situation and basically passing it over to Brian to talk a little bit of some of the activities in terms of capital markets and exchange reform. Essentially my purpose in showing this slide is very simple. It's not to try to compare what we do with what Eurex does. It's not to try to compare the sort of volume you have in a pit environment to environment of electronic trading. Because, quite frankly, it's completely different kinds of businesses. I will say two things about the numbers, obviously Eurex is growing quite quickly. Our partner Eurex, I should say, is growing quite quickly. The compound average growth rate is about 60% a year. Now, even more important than that or the fact that they actually past us, in terms of volume, last year is two very simple data points. First point, you can argue about where the volume comes from in Eurex, and as I say, it doesn't equate directly in the kind of business that's done on the floor. But one thing is very clear from their financials, for every single transaction they do they net, they net $.30. This is an extremely profitable machine.
                    Second point I want to make is in some ways more important to our circumstances, which are different than Eurex, unlike
                    Eurex we run two markets. We run an electronic market and an open out-cry market. The purpose is to sustain and grow both those markets. One of the important lessons out of Eurex is that over 70% of their volume is business that never came to an exchange floor. 70% of their business is from customers interested in experience only with electronic trading. And I would make the point with generally, that we see in the equity world experience with electronic systems where trading volumes increase. Not in the expense of open outcry, but just increase overall. Second point I want to emphasis, is that the cash debt market is changing very rapidly, it's basically going electronic. In 1997, there were 11 electronic systems trading cash governing securities and other fixed income. Today there are almost 40 electronic systems. I've listed some of the bigger ones on this screen.
                    eSpeed is, you know, the Cantor Fitzgerald system. eSpeed in futures, which we're watching very carefully, is making no in-roads against our open outcry system. We got them cold.
                    eSpeed is making tremendous in roads in the cash trading of govies. The growth rate is literally exponential, in terms of their business. And eSpeed is not alone, in terms of electronic trading of cash govies. There is a variety of these things, MarketNext with J. P. Morgan Chase, Bears
                    Stern has created trade web, which is really created by the founders of BrokerTec. All of these have a somewhat different market need, all of these are moving ahead. The key thing to remember is that, right now, I don't know, maybe less than 10% of fix income govies are traded on screens in the cash market that is growing quickly. By the end of the year it could be 30%, it could be more than 30% of that total market. As it goes to a screen with a central limit order book other futures, it is going to fundamentally change the way business goes on here. The next thing is a simple comparison of costs, and this is one element, it's not the only element, our markets remain more liquid than the cash market B period. End of story! Equity has tremendous value. People who work in a possession, they basically know our markets are more liquid and they trade accordingly today. Now, what is also true that ten years ago, our markets were cheaper to use cash markets, significantly cheaper, both in terms of transaction fees and in terms of text sizes. In terms of transaction fees, that is no longer the case. Basically what we are showing here is a comparison between what the biggest preparatory traders paid had member firms, internally. So guys are paying less than $5 per 100th thousand to do business over there.
                    eSpeed, Cantor, list price for these kind of customers, $2 per 100th thousand. In fact, the kinds of discounts that are being offered to the big traders, mean the guys, the biggest players are doing significantly less. They are trading for significantly less, they are trading for significantly less than a $1 per 100th thousand. In fact, Cantor is increasingly moving to a flat price approach, you pay a couple of million bucks, you have zero marginal transaction cost, and by the way they're throwing in their future business for free as an add-on on top of that. And I don't want to give the impression that this trend is limited only to financials, on the contrary, it's less visible, it gets a little less hype, but the trend is that if anything, even faster in the agricultural market, basically the world is changing. It's not so visible, we remain the central vehicle, prices are discovered for beans right here, but the cash business is increasingly moving the screens. And this is going to have a tremendous implication, again, for us. I list a couple of the examples of the .coms that are going into the ag business. The first one is International
                    Commodities Exchanges in some ways the most interesting.
                    This is the equivalent of BrokerTec which we are going to talk about in a minute. A number of the major commercial houses along with venture funds are bank rolling this on-line system that is going to trade cash and forwards and what next in our markets duplicates of our products. Right now there are a ton of bulletin board systems out there. I listed some of them here markets, direct act. The point that I want to make that Brian can come back to in a minute is the whole so called area of business to business (B to B) transactions is an extremely hot area in the market. Free markets.com went to the market and said we are going to trade commodities including agriculture market capitalization after IPO $9 billion. I list some of these Vertical Net, Commerce One (inaudible) Vertical Net $10 billion Market cap, Commerce One $13 billion market cap.
                    These are all guys looking
                    at trading commodities on the screen. I like to now turn to Brian for a minute to talk a little bit about one of the most interesting of these recent IPO's which is Cantor
                    Fitzgerald's eSpeed.


Mr. Sterling:       Thank you Cliff. The Cantor IPO of eSpeed is very
                    interesting. They came out and sold the company in December, with the story that what they were doing in the cash markets they could do to dominate the cash markets as well as other related products to the same customer base. The company makes no money and it losses a great deal of money. It was priced coming out of the box at what was estimated to be about 10 times year 2000 revenues without the prospect of earnings in that year. The stock has taken off since then it is trading today at over 2 2 billion dollars. It is roughly
                    20 to 25 times revenues. The view is that this is a focused business to business play using technology to reduce cost, to reduce execution speed, turn around speed, and to capture significant volume in all the markets that its customers currently trade. And for that they are being accorded a very significant B to B kind of multiple in the markets. Again there is no prospect of earnings this year, the earnings expectations are out several years but it is on the geometric growth in those revenues. The view that once they do get up to a significant revenue level they will generate tremendous operating leverage and huge profitability in the future that is driving the stock price up.


Mr. Lewis:          Just to make a point that these guys are direct competitors
                    (inaudible) they go to the market raise $200 million to expand their business. They are going to be able to raise additional capital and as a for-profit company they've got capital which they can offer in the form of merger or acquisitions as well. I want to go to the next slide which is to talk for a minute about an issue that many of you have heard about, it is called BrokerTec. I'm reporting here purely based on public accounts published in the media formal testimony in front of the hill that is really what we're limited to talking about right now. Now basically
                    BrokerTec is a consortion made up of our largest member firms. Let me make a very clear point none of these firms lost any sleep when they were looking at whether they should do BrokerTec and how it would affect the Board of Trade they basically are investing in a range of electronic business activities BrokerTec is only one of them. Taken together these guys have raised about $60 million to start. The cash system that they announced that they want to move ahead with is basically they are talking maybe $80 million to get under way. If you look at the kind of volume that they account for at CBOT 73% over 70% of the open interest in the bond is from the BrokerTec member firms. Now it is less than 50% in fact, of the total bond order flow. My point is that these are very serious players in our markets they have been very successful in setting up electronic trading ventures in equities. They've been extremely successful in setting this up in Europe. There is a fixed income platform called Euro MTS. They are basically taking that model to the United States. They have said publicly to the press and to Congress that they are not interested in working with membership organizations and that if they are unable to find a partner among existing exchanges they will set up their own exchange to try to trade these products. I'm not predicting success, I'm not predicting by any means that this is a lay up for anybody.
                    We have tremendous advantages, but I'm just saying that our biggest financial users are looking at alternatives and are bank rolling them. Last point before I turn it back to Brian is just to summarize for a second. There are tremendous numbers of threats out there. Since the year 2000 freeze sort of came and went a lot more of these are coming and becoming visible. They were sort of a little bit of a hold on some of this. What they call electronic communications networks. The whole world of ECN's and the equity business that's beginning to transform our friends across the street at the CBOE. All of these guys are looking at new things to expand in. I could list three or four of them that have announced their intention to move into derivatives and a couple of them that have announced their intentions to move into our products. I should also report to you that Nasdaq has secured venture capital funding. The so-called opm, other people's money, to begin to move ahead with their initiative to trade futures' products. We'll be hearing more about that. Any one of these various other business to business initiatives can target our products and move ahead.
                    Brian.

Mr. Sterling:       I want to take a step back and talk about the other
                    exchanges. As we look around the world we see all of the exchanges facing the challenges and trying to generate the opportunities that the CBOT is faced with. If you look at the Merc, if you look at NYMEX, Deutscha Deutche Borse, Nasdaq, or the New York Stock Exchange which we've had the privilege of working with, they're all facing threats really created by technology reducing the with people looking to reduce their cost of trading there, with people looking to increase the speed at which they trade. All of that has tremendous pressure on margins. And that margin pressure is being driven by the customers who are seeing the technology being driven out to their end customers and looking again to reduce time and to reduce cost. So you see tremendous margin pressure on all of these businesses. What are they are looking to do is to find a way to retain their existing liquidity which is really the key to what they bring and not be margin wise by their customers. The customers in the forms of the big broker dealers and market makers are purely looking for, as they say, in all the releases a way to hedge their bets. They're unsure of where the technology is going to go; they're unsure of where things are going to trade;
                    and so they're saying we've got to come up with our own solution because we aren't sure where this solution is going to come out and how it's going to impact us. So what you really see is a race. It's a race between a variety of exchanges, race between various market participants to come up with a solution and to generate or to create what will be the next generation of trading platforms and of markets and centers of liquidity. That race will be, we think, short-lived. There's a lot of money coming into this, there's a great deal of money at stake. It's attracting capital, it's attracting strategic partners and what you're really faced with, we believe here at the CBOT as we believe in all markets, is trying to come up with a solution and to drive and create the next market model or models. And use your current position and your current relationships and your current liquidity to be the springboard to that new model.
                    We will tell you particularly on the equity side that Merrill Lynch has investments in five or six ECNs. And the reason for that is because it's on the scheme of things not a lot of money given what is at what's at stake for our own economics and because we're not sure of the solution. I think all the participants are looking for someone to create a solution. And what you're really taking the opportunity to do here is both on the open outcry and the electronic side to create those most viable solutions for yourselves and your customers and seize the next market platform. That window which is currently open, we do not believe will stay open for long. The next person going into the equity markets telling the same story as eSpeed will not only have to tell that story but will have to distinguish themselves and demonstrate why they are more viable model than eSpeed. That will already be an issue. There are a variety of strategic partners out there looking for solutions. Those people will not wait for you to come up with a solution, they will continue to look and invest in others until they can find a solution. So I think in summary I would say is there's a tremendous opportunity for you here but it is one that has to be pursued quickly and with a great deal of dispatch.

Chairman Brennan:   Thanks gentlemen. I'd like to introduce Justin Zubrod from
                    AT Kearney. Justin is a senior vice president at Kearney. AT
                    Kearney is one of the fastest growing high-value management consulting firms and is the leader in the consulting to financial institutions in eCommerce companies. Justin will present to you basically the same presentation that the board of directors got. We gave him the margin ___or marching orders given the same information that the board got, so Justin.

Mr. Zubrod:         Thank you David. I appreciate the introduction. David's
                    given me one instruction and that's to give you as much information as we can within the time that we have today.
                    The version the presentation that I'm going to present is exactly the same presentation in content that the board of directors received at their offsite less than a week ago in terms of debating the restructure. Let me talk first about the process that we followed in developing this recommendation serving the task force. This is the task force. As you can see it had a number of traders that were representative of the different constituencies here at the board of trade as well as representatives of management bringing in their points of view supported not only by AT Kearney but Merrill Lynch, Kirkland and ultimately Piper, Marbury, Rudnick & Wolf. The task force had over 12 meetings, intensive meetings after the working hours here to debate the issues to structure the analysis and to set the direction. We had over 13 focus groups in which many of you participated representing over 225 people both members and members of management. We had five board meetings including the three last week. And as I say we had outside expertise. Our role, in addition to facilitating the process, was to do a thorough assessment of the marketplace that you compete in now and going forward.
                    And assess you today and in the future and create business models to position the CBOT to be competitive on whatever platform is going to succeed going forward. We also met with a very diverse group of members and directors to gain buy-in on virtually a weekly basis. We interviewed widely industry experts and experts outside of the CBOT as well as within in terms of some of the changes that Brian spoke to earlier. In addition we open the number of communication channels, whether it was Membernet or (inaudible) at AT Kearney, one on one meetings, traditional suggestion boxes, memos to the membership and just plain old e-mail to get as much information as we could. One of the operating principals of the task force was to open up as many and multiple communication channels to get input and we hope that we've been successful in crafting this plan. On this next slide, I don't want to dwell on the issues that Brian and Cliff talked to but clearly you're not alone. In terms of every single exchange that you look at across the globe in different commodities, products, and industries with different membership styles, ownerships and governance are facing the same issues be they changes in investor priorities, member priorities, the onslaught of electronic trading, the relaxation of convergence of regulatory rules to facilitate competition and ease of entry, in the increase of competition and the alignment of all the people in the industry, everybody is facing the same issue. And as you begin to look out over the future in terms of where are they headed, be they at an exchange or an electronic marketplace, begin to see that there is some convergence about where everybody is trying to put a stake in the ground. You can define it by customer segments, integrated product offerings, differentiated pricing, trading platform access and the like, and we spent a lot of time trying to define at the end of this period of consolidation and restructuring, whose going to win? The marketplace and/or exchange is going to win going forward clearly is going to have liquidity and transparency, efficient execution. clearing and settlement, integrity of regulation of an important point, linkages to other markets regardless of geography commodity or product, a global breath of those products and markets in a very responsive market leading product innovation and technology.
                    Let's step back and see how you're doing against those future requirements across the same criteria. You can begin to see that there is some gaps. Some of the more notable gaps indicated by the solid dot on that chart are in pricing, the trading platforms that you have, governance, ready access to capital in your legal structure as indicated by your charter. You're member not customer focused, you have a leading open outcry, one of the best in the world but inadequate electronic trading platform. You have cumbersome governance and very little if any access to capital except what you bring in here every day and a very tight and narrow and sometimes confining legal charter that's over a 152 years old. So what did we conclude? There are competitive gaps given CBOT's governing structure and how it operates today. It's just not effective. You need to invest in an improved both the open outcry and the electronic trading business to be competitive. You're going to continue to face even greater competitive and market pressures that lists that Cliff put up on the board changes every week in terms of new people coming into this business but not all will be successful. We also learned that there's overwhelming support for change, both within the membership, although we recognize everybody defines change differently than success and management but a clear consensus around CBOT needing to act and to make these decisions quickly because you have neither the luxury of options nor the luxury of time. These conclusions were broadly supported by the focus groups that we held with many of you throughout the end of last year. As we went up to board consideration, there was a fairly we think robust restructuring plan that takes a bold step in terms of putting that stake in the ground and grabbing first mover early mover advantage. Before I talk about the specifics of the plan which David has indicated, our fully demutualized (inaudible) the CBOT as two distinct companies as shown in this graphic. Let me just talk to you that the preparation that went in to the board's consideration and their newly unanimous vote on the direction to proceed. In addition to the analysis that I talked about that we led and facilitated and the support by Merrill Lynch the task force spent a lot of time defining these two businesses open outcry and electronic trading in terms of creating a successful business model in defining how the two are going to work in competition and in cooperation with each other.
                    The plan was unanimously approved as David mentioned by the restructuring task force. We set out to provide the board given the time frame and we're all under a gun on this point, we sent the materials to the board well in advance as I indicated we spent all day downtown here on a holiday for most people going through the details of the plan and lengthy discussions at two subsequent board meetings before they took an overwhelmingly approval vote to take this site forward. Let me tell you what they approve. As I indicated creating two distinct companies on a fully demutualized basis can see in the middle there, the open outcry company is demutualized for profit and is owned privately whereas eCorp is owned by shareholders, possibly publicly at some point in time. The new open outcry company would be lean and cost efficient, would invest in supporting technology, would have trading rights bundled with ownership, would have restricted trading access, would not be open access, is intended that a trade all current products and pursue additional products as well. It maintains the CBOT exercise right and has an independent board and management. As you go to the other side and say what is eCorp or EBOT or the electronic trading company as it has been called, it is also for profit, publicly held to take advantage of some of the market valuations today, cost efficient and economical as well. It has current CBOT members receiving shares. It separates the trading rights from ownership and is open access. At the outset it fully leverages the Eurex alliance and you trade all current CBOT contracts plus additional contracts and to remain competitive and it too has an independent board and professional management. There are a number of things that have to be worked out between the two companies when they go into business. We call this Cooperative Operating Agreement.
                    But clearly both have to prepare and separate boards of directors and appoint them. The new boards need to determine the management requirements for each. They will have separate market data services. Initially they will likely have separate regulatory functions to get started but possibly combine those or even outsource as many exchanges are doing going forward. They will have fungible products at BOTCC. They would both offer all products currently traded at CBOT as they come into business. The Eurex agreement would be binding on both at the outset and human resource retention and transition plans are critical to the success of both and need to be defined. There are some other things that are being defined through the implementation committee.
                    One is, open outcry would probably be prohibited from offering an eTrading system and competition with EBOT with the electronic trading company for some period of time likely three years. Financial arrangements between open outcry and electronic trading company need to be worked out.
                    From a valuation standpoint, it's not attractive to burden
                    EBOT with an ongoing royalty or payment system because that hurts you as a shareholder in EBOT. We also have to determine what eCBOT which is benefitting from some legacy investments in technology, developing Europe, uh Eurex and other restructuring activation costs and common operating costs, what level should the electronic trading company share in that development that is come from CBOT today. And on information dissemination, the common objective is to protect and grow that total revenue although in the rapidly changing technology and information business that will be a challenge as well. As both Tom and David talked about the mechanics of achieving these objectives are being finalized now. Now what do we believe the benefits of this plan are?
                    One, by creating these two separate companies on the basis that I've just described and according to the principals that are being worked out now, it does position the membership to benefit from the existent open outcry business while capitalizing on a potential growth of electronic trading. It allows CBOT the best opportunity to capitalize on the high market value for electronic and trading companies out there today and as Brian indicated that window is not going to be open long. We believe it provides both open outcry and electronic trading the best chance to succeed dedicated organizations whose sole focus can be on growing and maximizing those businesses without conflicting interests and having to trade off the future of one against the future of the other. It provides a business focus for decision making on a new governments platform and without restructuring importantly the benefits of the IPO, the proceeds cannot really be distributed to the members. You can't get your hands on that. We did consider several alternatives. It has been suggested that the best thing to do is to leave open outcry alone as a mutual and just spin off the electronic trading company. That option did not survive consideration and debate on within the task force or the board. Because without significant restructuring open outcry cannot be economically viable and would be unable to compete. Period. Further, the distribution of the benefits, the proceeds from the sale of the spin off of the electronic company under your current charter could not be distributed to the members. We also looked at the holding company option just creating an electronic subsidiary and managing the two businesses together. Again in both the task force and the board that option was not accepted. One, that would likely result in more rapid demise of open outcry. There would be pressure to close pits and move to a lower cost electronic trading platform, you saw the charts that Cliff showed in terms of the cost differential between electronic and open outcry. And the market valuation of a combined entities considerably lower if it's in a holding company form than that of a separate electronic trading company. Now we've been asked what do we believe. As David indicated, we had a team here that was representative of our financial institutions group not only here in North America but Asia and throughout Europe and are also working with a number of other exchanges in different areas on restructuring as well.
                    So what is our collective view as to what the future will hold? One, we do not believe that open outcry will disappear in the near term. We believe it has a strong future. We believe that a for profit demutualized outcry is the best way for this exchange to adapt and compete with all those people that weren't in business a year or two ago. Creating a robust electronic trading capability is the best long term financial hedge for protecting both your asset value as well as trading opportunity. We believe that the same products if we work out the details and all the rules and the operating agreement can trade successfully and simultaneously on two platforms both electronic and open outcry. These changes do not preordain the demise of open outcry but we do recognize that there may be a difference for financial and agricultural products which the implementation committee is looking at now. This restructuring committee or plan actually positions the members we believe to benefit regardless of the outcome. Nobody has a crystal ball as to when things will shift to electronic and in what mix. And it varies by exchange and it varies by market and geography. And it varies by the responses taken by some of the traditional players as well as the new to stake out a new position going forward. How both companies respond to the competitive marketplace will determine the long term viability of each, it's not preordained. Next, we felt that creating two separate entities that will compete in the marketplace is critical in terms of independence. We believe that the electronic trading company will likely have a higher value substantially if separate from CBOT. Separation will enable us to bring in management talent with the eBusiness expertise. We're a 75-year-old company, not as old as you are, but we struggle as well as a traditional player in our market consulting as how do you attract new people with eBusiness capability and merge them with what we have in terms of management? That's a challenge you have as well and we believe that separation will help facilitate attracting the talents you need and keeping them. Activating a separate electronic trading company quickly creates credible competitive response that may actually as Brian and Cliff talked to actually convert competitors into partners going forward. Continuing with our view. As for profit companies both entities will have much greater financial and decision making flexibility and the resources to make the technology investments required in both not just in the electronic trading company. While separate some inner connectivity may be required to allow open outcry creators to lose electronic trading of the global company's network. Again, two divisions under one holding company would eventually kill off one if not both of the businesses as you begin to starve capital to achieve other objectives. It's important to know from the analysis that we did, Merrill Lynch did, and the Board of Trade did on its own, that the experience of other electronic exchanges suggest that we're not subdividing the pie, that the pie actually grows in which people are competing. This is clearly the experience of the Eurex exchange and in other markets that were actually attracting more people to our products than divvying up the spoils of those who have been with us for quite some time. In summary, our restructure, this restructuring, we think, is by far the most ambitious pursuit by any major exchange to date. Others have taken half steps, some of them in this town but there's an opportunity for first mover advantage for the new CBOT and the electronic trading company. The transition will clearly be a challenge, continuing to provide an environment for the existing trading while establishing new two new companies is a very difficult walk on the tightrope. While the challenge we think is daunting I think we've been impressed with the resolve and the dedication of not only the task force but the management, board and the members that we interviewed in the extensive focus groups. They give us reasonably that the restructuring vision can be envisioned, can be achieved but it will be difficult. If that's the recommendation our perspective on it, let's talk about what these two companies need to do to be successful. First, the new open outcry company. One, its strategic objectives is clearly to preserve member opportunity within a poor four-profit structure. How do they make it worthwhile to hop on the train and come down here everyday? Provide a superior open outcry trading platform in the new environment which focuses on cost and efficiency as well as adding products.
                    Reducing costs and restructure pricing to unlock the profitability that is inherent in the open outcry business and preserve and enhance liquidity. Let me move now to the strategy for the new electronic trading company. Clearly its strategic goal is to leverage the strong brand and the current capabilities inherent in this organization. To grow the electronic digital trading community, to bring more people into this environment electronically then have participated before under the open outcry environment.
                    Provide a superior electronic trading platform initially starting with Eurex and leverage strategic acquisitions and alliances going forward and the good news is there are people knocking at your door wanting to participate. As we mentioned, this transition will not be easy. Clearly, you have a number of restructuring challenges. One, moving quickly and maintaining momentum while still meeting our responsibilities to inform the membership and management and get a vote to proceed. Appointing management team to lead the change particularly in the new electronic company because we are creating a lot of uncertainty and its going to require a steady hand. Both have to develop a lean and flexible costs structure considering outsourcing considering other activities. Frankly, your going to be shareholders now and likely not members if this plan is pursued. Redefining the relationship between the members and management is going to be critical and a challenge and then leveraging alliances both have opportunities to go forward not just electronic trading, but open outcry as well. We think that there are some risks that can be managed. We think that one of the major one is taking a half step, going slowly and losing that first mover advantage. As Brian indicated, the second and third person in line has to tell the same story, but better with more differentiation and there is a cost to that. Creating special incentives for members that damage value. Walking that line between defining a new relationship with the membership and creating special benefits will be a challenge. In going too far over the line erodes value in both enterprises. Continuing to deplete resources or incurring debt if this takes too long, you all know that the financial condition of this organization and enterprise it is a challenge in and of itself without this restructuring.
                    Taking too long could make that situation a lot worse with no answer and not providing a clear separation between CBOT and electronic trading that the market place will require and as Brian and Cliff indicated, some of the potential partners, like BrokerTec, say they will not work with member organizations going forward. So, charting a path through all of those objectives and challenges will be difficult. The activation principles adopted by the Board and thinking about the hill we have to climb are fairly clear. But let's approve the business strategy quickly.
                    Let's put a stake in the ground that this is the way we're going to go. But we will delegate the next steps to a sub-group which is the implementation committee on which David reference earlier. Let's maintain a process, and this is a mandate to all the advisors as well as the task force, that is open to the membership and staff and seeks input. And assure that the Board of Directors approves or ratifies all the elements of the finalized restructuring plan going forward prior to a member vote. Let me finish up by talking about the process going forward. The Board now has, on the far left-hand side of that screen, had the first approval of the strategic direction. We expect during the first and possibly second quarter, before the first member vote, that the implementation committee will make further progress in defining what to do about the Eurex costs, the series roll-up, the fair member treatment and defining that new relationship and the transition plan. The allocation committee, chaired by Governor Thompson and made up of the outside directors with separate counsel, will make its recommendation on the best way to go forward on allocation.
                    The dialog with CBOE will continue because we think there are more issues in common than there are points of divergence for those two groups. Launch a significant communications program which David indicated this is the very first step and there is much more to come. And understand as well that there are many legal steps that have to be worked out here. It is difficult to unwind 152 year old charter based in Illinois which may not be appropriate for competing in the new global environment in a for profit basis. Working your way through that maze will be a challenge. We all hope to have that before the first member vote which could be sometime in March, but again, that's being worked-out as we speak. Coming out of that, the works not done, a lot more work has to be done in terms of initiating the CBOT restructuring and re-engineering.
                    Starting up E Corp., starting up and electronic trading company in a very strong market that is demanding talent, that has made resources scarce with E business experience, particularly business to business experience, will be a challenge. We have to get the regulatory approvals from the IRS, CFTC and SEC and the mound of paperwork that goes with that. You have to prepare for a spinoff and timing is very important in the story you have to tell and hence the nine month track record that we're being advised would be appropriate for the electronic company. And then the final valuation and fairness opinions that will be required before the spinoff. That will require a second vote by the board to approve all that documentation and then a second member vote to approve going forward in an implement. That will probably be in the third, more likely the forth quarter depending upon our progress as the implementation committee.
                    Ultimately, we will be able to complete the CBOT restructuring after that, complete the spinoff and at that point you get a chance to distribute the equity. So you can see there's a sense of urgency because there are so many things that have to be done before you are able to actually take advantage of some of the opportunities out there in terms of valuation. So let me finish by saying... One, we clearly believe the tasks force believe and the Board endorse that belief that restructuring is a benefit to all of you. Clearly for the institution, we believe that this plan, while bold and putting a stick fairly out-forward compared to other exchanges, provides both open outcry in electronic trading the best chance to succeed. It capitalizes on the high market value for electronic technology companies that we are seeing in the paper daily and provides a business focus for decision making that we require to be competitive. For the members, for the majority of the Board of Trade members, we believe that restructuring will provide a better financial future and the sooner the better. The creation of an E-Corp unlocks the ownership value that you're resting on today and that's really the only way to do that. FCM's and clearing firms will benefit from improved throughput and lower trading costs. Some local are expected to do quite well as they would in any environment going forward. And we do not believe that lessors would be adversely impacted because both open outcry and the CBOE exercise right will be preserved. Thank you very much.

Chairman Brennan:   Thanks Justin. I just want to introduce, there's three
                    directors over to my right that are going to get up and they have bravely agreed to stand up here and speak and I'm not sure in what order, but I think everybody knows Joe
                    Niciforo, Veda Levin and Charlie Carey, and I'm not sure what order. Joe's going first so, come on Joe.

Mr. Niciforo:       Thanks Dave. I guess what I'm up here for is to try to
                    explain what this means for open outcry in the future. After we restructure, the attention of an entire organization will be focused on creating the best open outcry system.
                    Currently, our resources are divided, we sit here in the pits and a lot of the monies that we make go towards developing electronic trading system. Our attention is divided, we're unfocused because we are trying to serve two masters, and that's really leading us to a situation which I believe isn't tenable. We saw what happened to LIFFE when they tried to run two exchanges. Now there are a lot of differences what went on at LIFFE and what goes on here, however, the demand of technology and the demands on our financial resources are clearly strained and we don't have access to capital markets. This plan would give that to us.
                    All the financial resources of the organization will be dedicated towards open outcry trading. Last year at the finance committee, we had to debate whether it was prudent to spend money on order routing. I would say that in this environment we wouldn't be having that debate, that we will be constantly reinvesting in technology taking the proceeds from our trading transaction volume and replowing it to make a better exchange. Our business decision process is lacking under this committee system, I believe. I think we need a better model for decision making. If we look at the Eurex experience, the Board voted approximately ten times to affirm Eurex. The membership voted no the first time, and yes the second time. That process to approximately 14 months. In that time, our competitors were enboldened, our lives were frustrated and it wound up costing the Exchange about $20 million. I would suggest that, that is not the correct model for operating in the future. We have to get to a business model and we have to get away from this political model which has served us well in the past. As I go around the floor, a lot of people asked me what does "for profit" mean to open outcry? I'd like to make one thing clear that has been mentioned before, there is no way for us to legally distribute shares in an eCompany to our members under our current charter. We can't just spin off the electronic trading and keep things the way they are, we have to restructure in order to do that. More to the point, what does "for profit" mean for [inaudible]? I'm a local, when I wake up in the morning, I don't worry about how much money the Exchange makes when I go in the pit, I worry about how much money I make. The model that the task force envisioned is very similar to what goes on at BOTCC. The Board Trade
                    Clearing Corporation is a for profit Delaware corporation.
                    It's run for the benefit of the owners just as this company would be run for. At the end of the year, if they meet their budget, they declare "fee holiday" and give the money back to the owners. We envision the money to constantly be reinvested in technology. There's also a misunderstanding about the nature of the relationship between the electronic trading company and the open outcry company going forward.
                    These two companies will not be attacking each other day one, cannibalizing each other in some kind of death march.
                    In fact, for at least the first nine months, the electronic company will be a wholly owned subsidiary of the Board of Trade. We are carefully structuring a cooperative relationship between the two companies that will benefit them both. For example, we are going to deliver hit take functionality to the members of our trading pits to link to the electronic trading markets. That is a way that both companies can grow, but they can become intertwined and cooperate and it could benefit both of the people participating the pits and the eCompany. Another area that we are talking about is the market data systems. We are looking at a way to make a cooperative way for these things to go forward. We currently make about $50 million a year in quotes and we're not going to do anything to jeopardize that. In fact, a lot of people suggested that if we have a business model operating here that, that money for market data may be able to grow. We are also structuring the agreement between the two companies so that our members can make an orderly transition. There is a discussion going on and (inaudible) has written a number of thoughtful letters on the issues of member rates and non-member rates going forward. There is no doubt that we do not want to tie the hands of the eCompany, but that doesn't mean that we are not discussing a member fee differential in the short term. The implementation committee is working on this issue and others and we'll have the answers before your asked to vote.
                    Another example of the kind of thing we're looking at is a joint block trading facility. If there is block trading, who is it going to benefit? And we are working at the implementation committee to craft something creative so that both companies will benefit. In conclusion, do I think open outcry will survive without this plan? I think it might, I think that the liquidity in our pits, the skills of our brokers, the fact that options are tough to put on a screen and the fact that agriculture trades less spread product, means it might survive. But I strongly believe that this plan will strengthen open outcry, give it a better future and give the members more opportunity going forward. Thank you.

Chairman Brennan:   Thanks Joe.  Next, Ms. Veda Levin.


Ms. Levin:          This restructuring plan is good for seat value and good for lessors. The value of the membership as a whole is hugely undervalued today. Partly due the future of the CBOT relative to its competitive threats. By creating an open outcry company, that is business focused and economically viable, the entire membership benefits from the preservation of the existing open outcry trading environment. For as long as the market will support it, and sustaining and increasing value of our current CBOT seats. In the new CBOT, the trading rights and ownership, equity now instead of seats, will continue to be bundled. That is, trading access will be restricted to equity holders in the restructured CBOT. In addition, the plan envisions and environment that would perpetuate open outcry for as long as it can sustain itself competitively and provide open outcry with the best possible business model envisioned today. It also preserves the ability to lease seats. In the restructure plan, there is no change in the exercise right between the CBOT and the CBOE.
                    Our bankers and consultants have worked scrupulously to make sure that this plan conforms to the 1992 Agreement between these two Exchanges. On a personal note, I see among you many colleagues, friends, and competitors and while I own a full seat, that I lease out on the Board of Trade, I ply my business daily on the CBOE and work daily with all four option exchanges as well as all stock exchanges. I can tell you personally and unequivocally the CBOE is the best option exchange in the country if not the world and as a full director on the Board, I would work very hard to foster and facilitate new avenues of relationships with the CBOE to find new areas of mutual concern to build our business even larger. A restructured CBOT will enhance this forging relationship. By creating a separate eCBOT owned by the membership a new and very valuable enterprise is created. As a listed company, an eCBOT can raise money from the capital markets and enter into business alliances with strong, aggressive and deep pocketed partners. You have only to look around to see what the .coms are doing right now. Can we really afford not to be part of what's going on? And look to these valuations. We know are competitors are looking at this and we know that failing to create an eCBOT really puts our entire business at risk.
                    Most importantly, how can we not justify getting the best possible value for our current seat holders? Almost half of our membership currently leases out their seats. This deal will have no effect on current leases while creating huge upside potential. As a full member lessor, as a member of your Board of Directors, I hardily endorse this restructuring plan and hope your will as well. Thank you Mr.
                    Chairman.

Mr. Chairman:       Thanks Veda. Charlie Carey.

Mr. Carey:          Thanks David. As a member of the committee, restructuring
                    committee, as Chairman of the finance committee, I feel that various questions about the viability of this plan going forward and while I may not be able to plug in the numbers today, I've heard some of the fears and concerns of the members. This plan's a secret plan and open outcry. This plan will saddle the Board of Trade with all the debt and no sources of revenue forcing the pits to close down. This is just a sneaky way of closing down open outcry because the guys on this committee will benefit if it goes all electronic. While I'm one of those guys and I didn't sign on for that duty. As Chairman of the finance committee, I'd like to set the record straight. eCBOT will be freeing open outcry from having to pay for investments in electronic trading. Currently we are funding the Eurex Alliance
                    Development costs out of our cash flows. As we negotiate the terms of separation, we envision the electronic trading company will pay the open outcry company the total costs of the Eurex development. This should provide the open outcry company with adequate cash to cover implementation costs of restructuring and pay down some of the debt that currently exists. The implementation committee is also looking at the possibility of leaving a percentage of eCBOT in the general partner CBOT. This should delay any fear that you are going to lose the open outcry exchange in the virtual positioning of having to close its doors. This would give the Board of Trade a much stronger position than it has today and the flexibility of fine working capital in equity or in capital markets. Funding of the electronic company will require seat investment by outsiders. Strategic equity investors and venture capitalists. Because of these requirements, it is imperative to act quickly to establish strategic alliance and partnerships necessary to fund the development of the electronic company. Additionally, the electronic trading company will be able to go public by an IPO to both unlock the value for members and raise capital. We have an investment banker working with us to guide us through the various financing alternatives. But even more important, running open outcry like a business will lead to significant cost savings. As a mutual, virtually every member will have the right to direct some part of the Chicago Board of Trade budget. We see the results of that process today. Cutting back on the Board of Trade's open outcry expenses is a process that will start immediately.
                    The advantage really goes to open outcry in terms of timing we start the restructuring with our existing business and eCBOT actually goes into operation later in the year. In the interim, the Board of Trade's Board of Directors will oversee both institutions. A major part of the restructure work has been to design a more competitive open outcry market. We will increase the investment and technology from current levels. Taken as a whole, the Board of Trade and open outcry in particular will be in a much better financial position after restructuring. We also needed to understand that the new open outcry will be a closely held company. It will continue to be concerned with member opportunity. That was the whole idea by keeping it owned by those who trade here. We are drafting a for profit structure to be efficiently run. My bottom line is simple, I believe we should restructure and take advantage of the potential opportunities presented to us. Thanks. Thanks David. Thank you.

Chairman Brennan:   Thanks Charlie. Joe, Veda and Charlie thank you. They are
                    all on the implementation committee currently working and I thank you for your efforts. They have been working really full-time at this. Before we open this up to questions, I'd just like to turn it over to Brian Sterling for one more comment.

Mr. Sterling:       Before we go to questions and answers I did want to just
                    briefly review from financial advisors perspective what you have now and what you'll get after the restructuring. What you have today really is, in you seat ownership, is really broken down into four components as we see it. The first, which probably most pertinent, is the right to trade or to lease your seat here on the CBOT as well as the access right at the CBOT. So it really generates for you trading, leasing, revenues. The second is membership vote, and as that's been expressed here at the CBOT over time, it is something that we call in shorthand negative control. What this really means is its difficult to get things done, but the members can through for the petition process and otherwise block actions from being taken. So it looks really in that vote, more of a veto right than it is a vote to move things forward or to make changes. Third, you've got equity ownership. However, that is not currently realizable. It's really a function of the current Illinois Charter. There's really no way to unlock that value unless you sell the entire seat. So you can't unlock that value separate from the right to trade here or lease out that seat. You can only get that value frankly, if the organization is liquidated.
                    The exchange can't pay dividends, it can't make distributions. Fourth, the full members have the rights to exercise at the CBOE. As we look at it, next slide please, what you'll get after the restructuring is what you have today, excuse me, as well as additional value and rights. As the plan is being constructed, the CBOT and the eCBOT, trading, leasing and access rights are unchanged particularly at the CBOT. And in addition, members will have access rights at the new electronic trading venue. The shareholder vote will no longer be negative control, it will be the same as all corporations in the United States, its full voting rights, each share will come with a vote. So it is shareholder democracy as we've seen throughout the U.S. The equity ownership in the CBOT will no longer just be a liquidation right, there will be the right to realize economic value whether it be through dividends or at the time that the equity becomes tradable, to sell that equity ownership separate from the leasing or trading revenues. And last as many people have said, the CBOE exercise right would be unchanged. But in addition to that, you will get two additional things. First, in the eCBOT, you will get the shareholder vote. You have the right to control that business and destiny of that business and to drive it as a business towards increased profitability and then last, you get the economic value. The assumption is that we would access the private capital market, bring in capital to fund the build-out of that business and then shortly thereafter, move forward and take this business public so you would have full liquidity and the ability to sell that stock and realize that value. All of that would be unlocked if you would, and disconnected from the right to continue to trade both at the CBOT and at the electronic trading venue. So as we look at the restructuring plan, you've really addressed a number of things here with this plan which goes further than any other exchange that we see. You are changing the governance to focus on profitability and long-term viability of the business and therefore, you are also creating an operational fix, if you will, or an operational opportunity to address the challenges you face. And last, your putting liquidity into the hands of your members particularly through the eCBOT shares when they become publicly traded.
                    David.

Chairman Brennan:   Thanks Brian. Thanks to everybody and I think with that I'm sure there's a few questions out there. So I think we should not waste any time and open it up.

Audience Member:    Any talk of lawsuits by any segment of the membership is a last resort that we continue respectful debate, intelligent debate, and that any talk of a lawsuit is an absolute last resort. I think the spirit of compromise has always helped this institution to go forward, and I would hope that it continues. Thank you again.

Chairman Brennan:   Thanks, Jay, I appreciate those comments, but it's really
                    been a team effort to bring it to here. There's the restructuring taskforce, they really worked like dogs, and of course we still have a lot more work to do but I appreciate your comments. Mike.

Audience Member:    Real quick, I was just going to ask. I'm going to certainly feel pretty entrusting of the new directors, the 10 directors of the open outcry, but would there be any recourse of the general membership? If something were to come about that a lot of people felt strong... what would be the process of saying you know...

Chairman Brennan:   Recourse in the new company?

Audience Member:    Yeah. None?

Chairman Brennan:   I don't know. I'm not a corporate lawyer, there's enough of them around here that can help me out...

Audience Member:    I just wondered how the structure would look.

Unidentified
Speaker: I don't think the structure of that board has been set yet, my understanding is that it will be laid out for you in the first set of voting material. Typically, though, boards of directors of companies serve at the request and at the direction of the shareholders. They are responsible to the shareholders, they have a fiduciary duty to their shareholders.

Chairman Brennan:   Mark, and then Jake. You get one more, Jake, that's it.

Audience Member:    Chairman Brennan, I've heard a lot about... we're all
                    hearing about BrokerTec and I'm assuming currently as we speak that's our biggest threat. It was a little ambiguous, but am I to assume that if we get this done quickly enough that BrokerTec is interested in becoming, in doing something with us instead of something to compete against us? You know what I'm saying, that's what it seems like it's inferring.

Chairman Brennan:   To your first comment, I'm not sure BrokerTec is our biggest threat. I still don't think you can discount a guy like
                    Cantor? There are other threats. I will stay that non-specific to BrokerTec but to any outside strategic partner that you would do or hope to do something with, they will not do it with a membership organization. That's very clear.
                    With a corporate-style structure, you are apt to find different strategic partners and alliances. I think that's very clear. That's not even specific to BrokerTec.

Audience Member:    I have one other question if I may. As far as EURONEXT, you stated that we have a five-year deal with EURONEXT currently. In the event that somebody else, I can't say who it would be, but if another partner came to us and we felt that was an advantage to go with them, is there any way to break the EURONEXT deal by some dollar amount, or some way around that?

Chairman Brennan:   There's enough lawyers around here that can answer that, but
                    I think you can always... money and litigation, time and I'm sure there's... just money, Lou's got the answer. Jake and then Pat.

Audience Member:    Thanks. You know, I appreciate the second chance, but as
                    long as there's questions, I hope we're allowed to ask them.
                    I wanted to know whether or not the Board's presentation or the task force's assumptions involve the notion of disintermediation, whether or not they thought that they could capture in their calculations about what it might make or not make cutting the FCMs out of the pie. Is that some issue that has been discussed?

Chairman Brennan:   No.

Audience Member:    Ok, I'm very curious about that. I have another specific
                    question, and that's...

Chairman Brennan:   One more, then I gotta go.

Audience Member:    Well, then really I have a comment, I need to make the
                    comment as well. But the other specific question, and I think it's very pertinent to everyone here is, my understanding there was a specific proposal made, by a venture capital firm, to buy 50% of the mid-am? Is that true? It was made formally to the Board?

Chairman Brennan:   I think you read about that in the paper?  Or did you get...

Audience Member:    I'm asking you a question. What difference does it make...
                    you know. Well, I mean, I know that there was. Do you not remember it?

Chairman Brennan:   I don't think I can comment on that. I did read a newswire about that.

Audience Member:    Well, my understanding is that the Board never responded. Is it waiting to respond? Well, I'll tell you, it's a firm called Battery Ventures out of Boston, and my understanding they made a bid to the Board of Trade to take the mid am on an e-mini basis guaranteeing that they would only do e-mini contracts, taking 50%, shouldering... paying $50 million or some number to the Board of Trade for that privilege, shouldering all the costs to make it a fulsome market. Am I crazy?

Chairman Brennan:   That's two questions.

Audience Member:    Maybe it's just the wrong question, I don't know.

Chairman Brennan:   Well, I will say that there probably has been similar
                    interest to that, but

Audience Member:    Did the Board respond?

Chairman Brennan:   Excuse me?

Audience Member:    Did the Board respond?

Chairman Brennan:   It's currently at the executive committee.

Audience Member:    Ah, ok.  So the Board has not responded yet.

Chairman Brennan:   You're going to get all you got out of me on that one, Jake.

Audience Member:    Well, I think that all of us deserve all that we can get
                    because there might be alternatives to the structure proposed.

Chairman Brennan:   Don't assume I'm holding anything back, I'm telling you
                    everything that I can legally tell you. What's your next question?

Audience Member:    I'm not...Chairman Brennan, I'm not insinuating anything
                    about you. Please don't suggest that. I'm asking you questions. If you tell me... what? I know the people at Battery Ventures. Yeah...

Chairman Brennan:   Let's not have a 2-way here. One more, Jake, and then I'm
                    going to go to Pat.

Audience Member:    I think that Pat Hillegast and Gary Sigee made some very
                    pertinent comments here, and they affect... we don't know...
                    most of the people here probably believe that electronic trading will at some point in time in the future engulf us.
                    We'd all like to believe that it might not. Some of us believe that it will not, but I think the majority of us think that it may well. Whether it does it with our skids greased or ungreased is something that we're in the process of debating, and some of it we don't have any control over.
                    But I think that they do make some very interesting points.
                    And I think that one of the things that we have to think about is right now people who lease their seates out have the benefit of having an income an income street? The people who don't lease their seats out get a benefit of being able to have an opportunity to make a living as market-makers at a favorable rate to non-members and non-market makers that are on the floor. If open outcry goes bye-bye, at some point in time, whether it's six months, six years or sixty years, and we are left with our stock ownership in e-anything, I would suggest that there won't be any cash flow to anybody and we should know about that. As far as I know, no e-company pays any dividends. As far as I know 98% of the e-companies don't make any money. But let's assume that we do make money, generally speaking dividends are not paid, they're out of favor, what revenues are used for are to give... invest in new technology because everybody's always leapfrogging us, buy other exchanges to increase revenue, give stock options, further dilution, whatever. I'm just curious whether considerations are being made to the members that lease their seats out and the members who make their living on the floor, whether or not we're being asked to convert ownership in our fate in the future, and whether that's the only alternative to one of effectively owning a diluted, and I think that most venture capital firms want control which is about 50%. I know Cantor only spun off 10% through their special circumstances. We'll get to that when the details come out, but I'm just you know, wondering that we are going to be converting... And that the only way to generate income is by being able to sell off your shares. And, right now Nasdaq is doing great, but all of us know and Greenspan keeps telling us that this is a balloon about to burst. And if all of a sudden I'm holding stock or unrestricted or my stock gets unrestricted and it used to be worth 80 bucks and it's now worth 14 bucks because the market now valuates things again as it did for hundreds of years on earnings as opposed to sales or multiples of sales or whatever, or multiples of revenues down the road... you're asking us to make an important step, and I was just... if we don't lock in some preferences a la Gary Sigee, in terms of grandfathering...
                    gee, there's not a lot of us, there's only 1400 yellow badges, there's only 700 red badges, if we're talking about literally hundreds of thousands if not millions of traders, they're not going to care if we get a special benefit. You know, maybe we ought to carve out some special benefits that will create an income stream and create preferences to the members because we're the ones who built up the value, and if it explodes as we all think it's going to explode, let's make sure we don't get screwed.

Chairman Brennan:   A couple of comments before I turn it over. Whether it goes electronic or doesn't go electronic, the restructuring probably has nothing to do with that. The point here is to position the current owners so that they do own it. I don't know, I think the e-businesses are, and Brian can certainly speak of this better than me, but they're early enough that I don't know if they pay dividends, if they don't pay dividends, I don't know what Greenspan thinks of the market.
                    The point is, we know what we know today, we know what we think, you know, we need to do to go ahead with this institution. So, I can't comment on what future shareholder values or anything like that might be. So, and to the extent... to Gary's issue of the fees, we are looking at that. I agree, I'm very sympathetic to that. But, I don't know if we can do it. You'll know. Pat.

Audience Member:    Well, I went through a transition, not the same thing you're recommending here, but it went through a transition from an open outcry environment to electronic. They were existing side-by-side and really it lasted weeks. I mean, literally, a few weeks. My question to you is this: we don't know if we're going to transition to an electronic environment, and you mentioned six month, six years... we don't know if it will be six days or six weeks. But if it were six weeks, or if it were six days, my question to you is, we have a hundred million dollar debt on our building structures. Now, if I'm a banker and you're telling me you're going to keep your debt in one institution and your revenues in another institution, I'm going to say no way. So you're going to have to settle the e-commerce company with some of the liability because your bankers aren't going to let you do it. They're not going to let you take your revenue and not your expenses. So how are we going to structure this in terms of the building debt, which we're going to have to saddle with the e-company without saddling the e-company, because that debt's going to have to be fungible or your banker is not going to let this fly.

Chairman Brennan:   There's no question, that's what the implementation
                    committee is looking at right now, and you also heard I think Charlie or Joe, one of them said that the e-company has to pay for the Eurex development. You don't want to settle the open outcry with that, either. So there are financial terms on the separation that have to be worked out.

Audience Member     So is the e-company going to have a prescribed ahead-of-time liability. For the debt on the building, because realistically, we don't know, but this place could implode in days. And if it does, it's because our own company put us out of business. But we still have $100 million debt that the bankers are not going to walk with. Somehow, is the e-company going to have a prescribed liability on the debt?

Chairman Brennan:   I don't know if we're going to know the answer to that
                    today, but you also have equity in real estate. Charlie, you guys are looking at this.

Mr. Carey:          That's what we're wrestling with, and that's what I tried to address when I said the Eurex development costs will cover restructuring costs and a portion of the debt that we currently carry on this building or this business. You're dead on, and I thin that's what we have to work out, and that's gotta be part of the detailed plan.

Chairman Brennan:   Joe.

Audience Member:    Chairman Brennan, have you... Ceres. What's the status of
                    that? Currently the Board of Trade owns 10% of Ceres, the members own 70 and the firms own 20. Are you planning on folding that back into the Board of Trade?

Chairman Brennan:   It is anticipated that Ceres would roll back into ... roll up, the call it, into the Board of Trade. Okay, so...

Audience Member:    Into the Board or the eBoard?

Chairman Brennan:   Into the Board of Trade.  Lou?

Audience Member:    I guess my question about information and... I understand
                    that there's an unlimited amount of information that anybody could ask for, and unfortunately, we can't get it all. But
                    I'm very hesitant about this next vote if we don't have let's call it the significant information that will determine what our future's going to be. I am absolutely confident that the world is going electronic, and I think a lot of us are. I don't know when, and I sure know if it's going to happen, I'd like to own a part of it. Because we can't control whether it's going to do it or not. But I'd like to have some of the viable details before this vote.
                    And I'm very hesitant to vote if we don't. And I wanna correct the gentleman, I think he was from Merrill-Lynch, who pointed out that the real problem here and he uses an example the original turn-down vote on the Eurex. I would remind him that the reason the first vote went down is because the membership believed it did not have its sufficient information. When the membership believed it had sufficient information, they voted for it. And I'll take your yes as an 'I apologize and I was wrong'. (laughter)
                    Thank you.

Chairman Brennan:   I didn't say it, but I apologize and I was wrong.

Audience Member:    Well, good. I appreciate that. Okay I've rarely been wrong.
                    You know that. In any case, I have another question--and that's about this allocation issue.

Chairman Brennan:   Yes.

Audience Member:    Has there been discussion about either stock or stock
                    options for current staff.

Chairman Brennan:   No.

Audience Member:    Okay. Thank you.

Chairman Brennan:   And to the point about information, I wouldn't ask you to
                    vote unless I had all the information to you. Would that satisfy every detail that--I'm not sure that everybody asked--but I think that the pertinent relevant questions, the ones that matter, you will know before you are asked to vote.

Audience Member:    Because we all have our careers on the line here. And I mean it is a significant decision and we're damned if we do, and damned if we don't. So, I would ask that the Board be very liberal within the limits of strategic issues and that is something that has been addressed and I understand that, to give the membership as much as possible. Its one of the disadvantages of an open system like ours, that indeed, anything you hand out will show up with our competitors, and we know that.

Chairman Brennan:   Tom.

Audience Member:    I have a comment and then a question. My comment is to the people that have been the legitimate concern about the eCompany and the member fees and what does a member get out of it if he is going to be paying higher fees. One thing you can look at doing is having the trading plat form have an algorithm similar to project A so that there is always a member advantage. That it is not a first-in, first-out order matching. Depending on what happens to fees, there will always be some value in being a member of that e-company.
                    That is just something I like to throw out. My question is the implementation task force--is there anyone on it that has a conflict, for instance, that is involved in BrokerTec or an easy end?

Chairman Brennan:   Well, Peter Lee is on it and he's from Merrill Lynch. But I don't see that as a conflict. Merrill Lynch is our investment bank. These are big companies. I don't see it as a conflict and I'm trying to think who else is on it. Who would have a conflict. Philip is on it--I don't know if he's got a conflict or not--but he's not... Any thing else? Well, I appreciate everybody coming. The crowd has thinned out. (Applause). Thank you very much.


                              *     *     *     *

The following letter was sent to CBOT members and membership interest holders on February 2, 2000 and is currently available at the Office of the Secretary of the CBOT.

February 2, 2000


Dear Fellow Member:

Following the announcement of the Board's approval of a restructuring proposal, many members and membership interest holders have made inquiries as to the "value" of their respective memberships and the amount of their interest or shares in the new companies. The Board of Directors and Implementation Committee will continue to discuss the restructuring proposal with CBOT members, and restructuring will be voted upon following members' receipt of detailed ballot materials. Upon membership approval of the proposal, the Exchange will embark upon its implementation, which we currently expect will be completed some time in the fourth quarter. The restructuring proposal contemplates that our members will continue to be members in the reorganized open-outcry company while obtaining shares in the new e-Bot. Both now and in the future, as in the past, membership values will be determined by the seat prices discovered in our CBOT market.

As to the amount of the interest each member will have in the new companies, the Board of Directors intends to propose an allocation of shares in the new companies in a manner that ensures that the restructuring is in the best interests of the Exchange and its members and is fair to all classes of members. To that end, the Board has appointed an independent committee composed solely of our outside, public directors to recommend an appropriate allocation methodology to our Board of Directors. The allocation decision will be part of the restructuring proposal on which our members will soon vote. Until the independent committee has made its recommendation and the Board has acted on that recommendation, further discussion on allocation is premature.

Sincerely,

/s/ David P. Brennan

David P. Brennan

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on February 17, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                February 17, 2000

Dear Fellow Member:

As you know, a special committee of the independent Directors of the Chicago Board of Trade has been established to consider the allocation of equity and other interests among the various membership classes in connection with the proposed restructuring of the Chicago Board of Trade. We have received inquiries as to the most appropriate means for membership to communicate thoughts or concerns to the Committee regarding this issue. In order to promote an orderly exchange of information, the Committee has requested that any such communications be made in writing and addressed to the attention of Governor James R. Thompson, who is serving as Chairman of the Committee. Governor Thompson's address is as follows:

                           Governor James R. Thompson
                           Winston & Strawn
                           35 West Wacker Drive
                           Chicago, IL 60601

Finally, so that any information provided to the Committee may be given adequate consideration, the Committee requests that communications be delivered as promptly as possible and not later than March 1, 2000.

                                     Sincerely,


                                     /s/ David P. Brennan

                                     David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on March 2, 2000 and are currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                  March 2, 2000

Dear Fellow Member:

Today I received the attached letter from the Chairman of the Chicago Board Options Exchange concerning CBOE's views on the CBOT exercise right at the CBOE as it relates to our restucturing initiative. In short, it states that the proposed CBOT restructuring plan "...would not satisfy the necessary conditions of the 1992 Agreement for continuation of the CBOE exercise right."

Protecting the right of CBOT members to exercise their memberships at CBOE has been the unalterable position of the restructuring task force and the CBOT Board of Directors since the beginning of our restructuring process last year. It is the opinion of the Board of Trade's legal advisors that the plan approved by our Board of Directors does indeed protect the CBOE exercise right.

The 1992 CBOT/CBOE agreement expressly contemplates the possibility of restructuring at the CBOT. As I have communicated to the membership in the past, it is our legal view that the restructuring plan complies with the 1992 agreement. We believe we are on solid legal ground and that the CBOE viewpoint is wrong.

However, we have always enjoyed a good working relationship with CBOE and have a great commonality of membership. We will continue to meet with them to discuss this important issue while we proceed with our restructuring initiative.

I will keep you apprised.

                                           Sincerely,


                                           /s/ David P. Brennan

                                           David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 6O604-2994
312 435-3601
Fax: 312 341-3392


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[CBOE LOGO APPEARS HERE]                                 William J. Brodsky
------------------------------                           Chairman and
CHICAGO BOARD OPTIONS EXCHANGE                           Chief Executive Officer
------------------------------
                                                         Phone: 312-786-7001
                                                         Fax:   312-786-7407
                                                         brodsky@cboe.com

                                  March 2, 2000

Mr. David Brennan
Chairman
Chicago Board of Trade
141 W. Jackson Boulevard
Chicago, Illinois 60604

Dear David:

At today meeting of our Board of Directors I reported on our recent meetings and last night's telephone call. Pursuant to the Board's direction, I am sending you this letter to formally advise the Chicago Board of Trade that if it implements the restructuring plan as described in the "Restructuring Overview" dated January 27, 2000, the result will be to extinguish the right of CBOT members to acquire or retain CBOE memberships by exercise pursuant to Article FIFTH of the CBOE Certificate of Incorporation. That right is further defined in the Agreement between CBOT and CBOE dated September 1, 1992, which includes provisions applicable to a split or other division of CBOT Full Memberships into two or more parts, as well as provisions applicable to the possible merger or consolidation of CBOT with another entity. As we understand the terms of the proposed restructuring plan, it would not satisfy the necessary conditions of the 1992 Agreement for continuation of the CBOE exercise right.

By putting you on notice of our position in this matter, we do not mean to suggest that CBOE is opposed to any restructuring of CBOT. However, we would expect CBOT members themselves to be troubled by a restructuring of CBOT that, by attempting to preserve the exercise right, is likely to dilute the value of both CBOE and CBOT memberships.

It is our view that loss of the exercise right need not be an obstacle to CBOT's restucturing, but instead that we should take this opportunity to arrive at an agreement concerning what might constitute a fair and reasonable alternative to the exercise right. This would allow CBOT to restructure in whatever way it determines without causing any reduction in the value of CBOT memberships. We look forward to continuing our discussions with you in an effort to reach such an agreement.

                                   Sincerely,


                                   /s/ Bill

400 South LaSalle Street         Chicago, Illinois 60605            www.cboe.com

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on March 8, 2000 and is currently available at the Office of the Secretary of the CBOT.

                              CBOT Restructuring

                    creating new value in the new millennium
--------------------------------------------------------------------------------
                                                                   March 8, 2000

                                                                   Restructuring
                                                                     Roundtable:

                                                                   Board Leaders
                                                                Answer Questions
                                                                     On Historic
                                                                       CBOT Plan

                         ---------------------------------

                                A Special Report
                                  To Lessors

                         ---------------------------------

Dear CBOT Member,

Members of the Chicago Board of Trade who lease their seats have a critical stake in the future of the CBOT. During deliberations by the Restructuring Task Force and the Board of Directors, special emphasis was given to preserving and enhancing long-term ownership value for current members. The plan that was adopted by the Board is designed to position members to benefit from both open outcry and electronic trading. It was agreed that if we do not take this opportunity now, the value to the membership of any future restructuring proposals could be less. Likewise, it was fully recognized that the status quo is not a viable option.

This Special Report to Lessors has been prepared to help explain the Restructuring proposal to current lessors, as well as active members who may want to lease their seats in the future. The report is in the form of a question and answer roundtable discussion with CBOT Chairman David Brennan, First Vice Chairman Charlie Carey, Public CBOT Director Flip Filipowski and me.

The Chairman is a third generation CBOT member, a CBOE exerciser and has owned his seat for 20 years; Mr. Carey is a third generation member, who has owned his seat for 22 years; and Mr. Filipowski is an internet entrepreneur and visionary.

My colleagues on this panel represent some of the best aspects of the CBOT. We are confident that this restructuring plan will grow both our open outcry and electronic markets and unlock and maximize the value of our memberships.

In addition to this roundtable discussion, we have attached a series of questions and answers in response to queries received from the Lessor Committee about the restructuring. Chairman Brennan and the Board of Directors have and will continue to provide comprehensive and accurate information on the restructuring initiative so that you can give the proposal your thoughtful and thorough business analysis. As the restructuring proposal progresses, we will keep you fully informed.

            Veda Kaufman Levin
            Member, CBOT Board or Directors
            Chairman, CBOT Lessors Committee

                                                   [LOGO] Chicago Board of Trade

                              CBOT Restructuring

================================================================================

Roundtable
  Discussion:

At a meeting February 15, the Chairman of the Lessors Committee Director Veda Kaufman Levin with Chairman David P. Brennan, First Vice Chairman Charles P. Carey, an Public Director Andrew J. "Flip" Filipowski answered questions affecting lessors, arising from the Chicago Board of Trade's restructuring proposal.

Question: How does this plan position the CBOT's going forward?

David Brennan: This strategy takes the best of our heritage--open outcry--and makes it stronger. Restructuring will lead us into the new business world of e-commerce. Just as we led the City of Chicago in the creation of a world-leading open outcry agricultural and financial marketplace, we will again lead Chicago in creating a world-class digital and electronic exchange.

Q. How has the plan been received so far by the membership?

David: We have seen a high level of support from the membership. The floor meeting was very effective for communicating the strategic imperative for the plan. Members asked good questions. The vast majority of members recognize that the status quo is not an option and this restructuring proposal is a solid forward-moving plan. It has long been my view that if members are given all of the facts, they will make the right business decision. I am committed to making sure members have the answers they need to make those decisions.

Veda Kaufman Levin: From my vantage point, the real issue is enhancing the value of our franchise and maximizing shareholder value in both of the new companies. This plan does that, whether your immediate interest is trading every day or leasing your trading rights. I think the members see that.

Charles Carey: I think the members are ready for this plan. They are good business people and understand the need to adapt in order to capitalize on changes in the industry.

Q. Where does this plan position open outcry for the future?

David: If you want open outcry to succeed, and I think it will, this restructuring plan is the best alternative. It will create a single business focused on open outcry, instead of the shared focus it now has with electronic trading. The open outcry corporation would remain closely held and guided by the membership with retained earnings directed back into the organization to make investments, reduce costs, and provide enhanced member trading opportunity.

Veda: This solution was chosen because we believe it best maxi-
                    creating new value in the new millennium
================================================================================

                      [PHOTO OF ROUNDTABLE PARTICIPANTS]

The Roundtable discussants (from left) Public Director Filipowski, Chairman Brennan, Director Levin and First Vice Chairman Carey at the February meeting.

mizes value and ensures the CBOT remains the global center of liquidity. In the new CBOT, the trading right and the ownership (equity instead of seats) will continue to be bundled. That is, trading access will be restricted to equity holders in the restructured CBOT. In addition, the strategy envisions an environment that would perpetuate open outcry for as long as it can sustain itself competitively and provide open outcry with the best possible business model. It also preserves the opportunity to lease seats.

Andrew "Flip" Filipowski: I see first-hand every day the power of technology and I have no doubt that the e-business will grow. Open outcry can only increase its efficiency with the right technology investments, and it already offers the greatest liquidity today. Open outcry in its current form is a dinosaur. However, advancing technology could transform it into a new competitive and viable animal. This restructuring plan offers the CBOT the opportunity to embrace enabling technologies in order to realize this potential.

Q. How do we know that the best decision is to create our own electronic competitor?

Flip: The market is telling us to create an electronic trading company, but if we do not act somebody else definitely will seize this opportunity. The key is to tap the capital markets for the electronic trading company start-up. It is essential to tap new markets so that we can build new businesses, attract new customers and offer new products. Having a competitive electronic company gives us the ability to expand into new markets and seize business-to-business opportunities, which is where the future lies. However, electronic trading is only one component of this industry in Chicago. The restructuring can unlock new and unknown potential of the combined power of the eCBOT and CBOT. The leaders of the future are new companies and new faces, and the CBOT can be one of those new leaders with this approach.

Veda: We know that failing to create an electronic trading company really puts our whole business at risk. More importantly, how can we justify not getting the best possible value for our current seat owners? Almost half of the full memberships are leased

                                                             Continued on page 4

                              CBOT Restructuring
================================================================================

Roundtable
continued from page 3

today. We believe that this restructuring will have no effect on current leases while creating opportunities for the membership. The value of a CBOT full seat rose over 20% since the restructuring plan was announced. This plan will unlock the value that we all know our seats hold.

Q. What happens to the CBOE exercise right?

David: I recently received a correspondence from the CBOE Chairman concerning CBOE's views on the CBOT exercise right at the CBOE as it relates to our restructuring initiative. In short, it states that the proposed CBOT restructuring plan "...would not satisfy the necessary conditions of the 1992 Agreement for continuation of the CBOE exercise right."

Protecting the right of CBOT members to exercise their memberships at CBOE has been the unalterable position of the restructuring task force and the CBOT Board of Directors since the beginning of our restructuring process last year. It is the opinion of the Board of Trade's legal advisors that the plan approved by our Board of Directors does indeed protect the CBOE exercise right. The 1992 CBOT/CBOE agreement expressly contemplates the possibility of restructuring at the CBOT. As I have communicated to the membership in the past, it is our view that the restructuring plan complies with the 1992 agreement. We believe we are on solid legal ground and that the CBOE viewpoint is wrong.

Q. Shouldn't we take a more "go slow" approach and see what kind of competitors emerge?

David: Time is of the essence. We know of competitors, and potential competitors, who have announced plans to compete against us, such as Cantor, Nasdaq and BrokerTec. But there will be more new entrants because technology allows it. If we do not take this opportunity now, the value of any future restructuring proposals could be less. We believe we have an early mover advantage that we should seize now. This franchise which we enjoy today is only ours to lose.

Flip: Companies and organizations can not afford to wait. If we do not act, competitors will welcome the opportunity to surpass us. The CBOT needs to act now if it wants to be one of the survivors. The electronic revolution is moving so quickly and changes daily. The longer we wait, the more we are hurting ourselves.

Charlie: I believe that we must restructure immediately in order to take advantage of the opportunities being presented to us. We have an opportunity to capitialize on first-mover advantages and to improve open outcry. It is imperative that we change today to ensure that the CBOT will be a creating new value in the new millennium
================================================================================

viable entity.

Q. How will ownership be distributed?

David: The Board of Directors has adopted a thorough process to determine the allocation of equity to the membership. An Allocation Committee comprised of all the public directors, and chaired by Governor James Thompson, has been formed to recommend an allocation of value to the Board. This recommendation will be determined with respect to an appropriate and fair allocation of value among the CBOT members in connection with the restructuring plan, including the allocation of shares in the two new companies. The Board will review the independent committee's recommendation, adopt an allocation and disclose such allocation in connection with the first membership vote.

Q. Can we afford the restructuring costs?

David: First of all, we can not afford to not restructure. This plan will allow us to make the CBOT financially sustainable for the first time in years. It is currently envisioned that the eCBOT company will pay the open outcry company for the cost of the Eurex development, which should provide the open outcry company with adequate cash to cover the implementation costs of restructuring. Most importantly, running open outcry like a business will lead to significant cost savings.

Charlie: Funding the start-up of the eCBOT will require seed investment by outside investors (e.g., strategic alliance partners or venture capitalists) or through borrowing. Because of these requirements, we believe it is imperative to act quickly to establish the strategic alliances and partnerships necessary to fund the development of the eCBOT. In the longer-term, depending on market conditions, we may be able to go public via an IPO to both unlock value for members and raise capital. We have an investment bank working with us to guide us through various financing alternatives.

Q. What are the tax implications of restructuring for lessors?

Charlie: Prior to the second membership vote, the disclosure materials relating to the second membership vote will contain information regarding the restructuring tax consequences for U.S. federal income tax purposes for all members. However, everyone is urged to contact their personal tax advisor to assess the specific consequences of the restructuring to him or her.

Q. What is the process for selecting the Board of Directors for each of the new companies?

David: The process for selecting the Boards of Directors for the two new companies will be shared with the membership in the first ballot upon approval by the current CBOT Board of Directors. The Implementation Committee will recommend to the Board a process for the selection and composition of the Boards for the new CBOT and eCBOT.

                               CBOT Restructuring
================================================================================

--------------------------------------------------------------------------------
                           Lessors Committee Members'

--------------------------------------------------------------------------------

Questions & Answers

These questions have been submitted by members over the past few weeks.

Q: What liability will a lessor have for a lessee's debts?

The restructuring is not intended to change the allocation of liabilities between lessors and lessees. As a result, we currently expect that lessors will have no more liability for a lessee's debts than they have today.

Q: Is it envisioned that lessees or lessors pay a special fee to the exchange because they are lessees?

We do not expect this to change from the current status. Lessees and lessors will not have to pay any special fees.

Q: Will there be any testing requirements for lessees or lessors?

The requirements will remain the same as they are today.

Q: What will happen to floor access to those who have been members for 25 years or more?

Members who have owned their seats for more than 25 years will still be granted access to the floor.

Q: What will happen to lessors' income stream and net worth?

We cannot predict with certainty what will happen in the future. Under the proposed plan, current ownership in the CBOT will translate into ownership in two companies: The new CBOT and the eCBOT. Members will still be able to lease their trading rights in the new CBOT, with essentially the same benefits they have today. However, the lease value in the eCBOT would be essentially eliminated if the the proposed open access policy is implemented by the Board and Management of the eCBOT.

Q: What happens to intra-family transfers?

We do not expect this to change from the current status. Bundled stock and trading rights in the new CBOT company will be saleable and transferable.

Q: Can the open outcry entity align with a competitor to eCBOT?

We expect the CBOT will be restricted from having an electronic trading platform for three years, other creating new value in the new millennium
================================================================================

--------------------------------------------------------------------------------
                        Questions Regarding Restructuring

--------------------------------------------------------------------------------

than a RAES-type system for small orders. After such time, the CBOT would be free to enter into such strategic alliances, or establish its own electronic trading platform as it deems appropriate.

Q: If the FIFO algorithm is inferior, must we be saddled with it?

The Board of Directors and management of eCBOT will make the final decision. Currently the Eurex platform is FIFO, and this issue is being considered further.

Q: Are "poison pill" and other anti-takeover protections being considered to prevent a hostile takeover of public eCBOT shares?

Upon the successful completion of the first vote of the restructuring plan, eCBOT will be a wholly-owned subsidiary of the CBOT. Prior to any spin-off or offering of eCEOT shares to the public, these issues will be carefully considered.

Q: Is there a realistic and reliable evaluation of current CBOT real and accrued assets?

All necessary financial assessments are being conducted or will be conducted.

Q: Will lessors have any kind of a voice in the new environment?

As stockholders in both the new CBOT and eCBOT lessors will continue to have rights to be heard.

Q: In the eCBOT IPO, how many shares have the investment bankers proposed for issue? What price range have they targeted for original pricing?

These decisions have not been made. Initially, eCBOT will be a subsidiary of the CBOT, and this information may be provided prior to the second vote.

================================================================================
                           Do You Have More Questions?

We are committed to keeping you informed throughout the restructuring process and hope that you find this report useful. We will do our best to address your concerns, and encourage you to send us questions and comments. We can be reached by the following methods:

E-mail: restructuring@cbot or
cbot.restructuring@atkearney.com
Phone: (312) 347-5102
Fax: (312) 341-5810
Mail: CBOT Restructuring
      4015 Board of Trade Building
      Chicago, Illinois 60604

================================================================================

--------------------------------------------------------------------------------
                                                                    CBOT Leaders
                                                                       Reach Out
                                                                      To Lessors
                                                              Around the Country

--------------------------------------------------------------------------------

[PHOTO OF DIRECTOR LAVENDER AND CBOT LESSORS]

Director Harold Lavender (far left, back view) talks with CBOT lessors in Phoenix, Arizona about the exchange's Restructuring Plan.

To help answer questions about the restructuring initiative, Chicago Board of Trade leaders recently completed a three-city tour for lessors in Phoenix, Arizona, Ft. Lauderdale and Captiva Island, Florida.

The meetings were part of an overall effort to educate the membership on the historic restructuring plan. Twenty-one Full and AM members attended the informational sessions, which were hosted by Board members Harold Lavender or Jamie McMillin. The meetings included a brief presentation of the plan and a question-answer period.

The three cities were chosen because of the relatively high concentration of member lessors who reside in the area.


                         [LOGO] Chicago Board of Trade


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on March 8, 2000 and are currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board


March 8, 2000

Dear Fellow Member:

The attached letter was sent to Bill Brodsky yesterday in response to his letter regarding CBOE exercise rights.

Sincerely,


/s/ David P. Brennan

David P. Brennan

Attachment

141 W. Jackson Blvd.
Chicago, Illinois 6O604-2994
312 435-3601
Fax: 312 341-3392


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

                                                   [LOGO] Chicago Board of Trade

David P. Brennan                        March 7, 2000
Chairman of the Board

William Brodsky
Chairman of the Board
Chicago Board of Options Exchange
400 S LaSalle
Chicago, Illinois 60604

Dear Bill:

      Your March 2, 2000, letter must be based upon a misunderstanding of the Chicago Board of Trade's restructuring plan. To avoid any possible misunderstanding, let me reconfirm the outline of our plan.

      As I explained to you at our meeting on January 20, 2000, today 1402 full Board of Trade memberships carry with them the right to become members of CBOE under Article Fifth of the CBOE Certificate of Incorporation. When the restructuring plan is completed, those 1402 full Board of Trade members will be preserved as the only parties qualified for the CBOE exerciser right. No change in their current membership status is contemplated or will be effected. The restructuring plan also calls for the creation of a separate, independent for-profit company to focus on electronic trading of futures contracts. When that new company is created, the 1402 full Board of Trade members will own equity in that new company, as will others.

      This restructuring plan comports fully with the 1992 CBOE-CBOT agreement and does not dilute, in any way, the CBOE exerciser right. The Board of Trade expects that the CBOE will reconsider its position and comply with the contact CBOE agreed to in 1992. We would view any other position the CBOE may take as a breach of the 1992 agreement and an effort to undermine our restructuring process by raising legal arguments that the CBOE knows are at odds with the plain meaning of our agreement.

      To remove any doubt about this matter, I propose that three representatives of the CBOE meet with three representatives of the Board of Trade at your earliest convenience this week to see if we can resolve this issue. Given the competitive concerns that drive our restructuring timetable, if our mutual representatives reach an impasse by next Tuesday, March 14, we will be forced to consider other alternatives.

      Restructuring is of vital competitive importance to the Board of Trade's future. As I have told our membership, time is of the essence and we must take action now. We know that you do not want to be perceived as attempting to compromise our ability to address our competitive future and strengthen the derivatives industry in the City of Chicago.

      I look forward to your expeditious reply.

                                   Sincerely,


                                   /s/ David P. Brennan

                                   David P. Brennan

LaSalle at Jackson
Chicago, Illinois 60604-2994
312 435-3601
Fax 312 341-3392


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on March 21, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

Board                                                     Secretary's Office
Meeting     Bulletin



The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, March 21, 2000, took the actions summarized below.

                                     * * *

Received a status report from the Implementation Committee concerning the CBOT(R) restructuring initiative. The report summarized the Implementation Committee's work product to date. The Board held a preliminary discussion of certain issues related to the report, and agreed to review the report in depth at a later date. At the Board's direction, additional information to provide an update on the progress of the restructuring initiative will be distributed to the Membership shortly.

                                     * * *

Considered reports from the Electronic Trading Advisory Committee and from Exchange management regarding the trading algorithm to be utilized for the initial launch of the CBOT(R)/Eurex Alliance trading platform. The Board approved the recommendation of Exchange management, which was endorsed unanimously by the Executive Committee, that the CBOT utilize a First-In, First-Out ("FIFO") matching algorithm for all products for the initial launch of the Eurex platform at the CBOT. (The Eurex "pro-rata" matching algorithm remains available as an alternative which could be utilized at a later date.)

                                     * * *

Reviewed and accepted the Chief Financial Officer's reports on the financial statements of the Exchange and of Ceres Trading Limited Partnership for the two months ended February 29, 2000.

                                     * * *

Based on a recommendation of the Regulatory Compliance Committee, approved revisions to Regulation 1007.02 to expand the types of accounts which are permitted to enter new orders into the Modified Closing Call to include the following:

(a)  the proprietary accounts of non-clearing member firms; and

                                    -MORE-

                                                                        03/21/00

(b) the proprietary accounts of affiliates that are wholly-owned by member firms (subsidiaries) or that wholly-own member firms (parents).

Subject to CFTC review.

                                     * * *

Based on a recommendation of the Regulatory Compliance Committee, approved a revision to Regulation 352.01 to permit the use of spreads to correct executions in the wrong commodity.

Subject to CFTC review.

                                     * * *

Based on recommendations of the Executive and Nominating Committees, approved a new regulation to provide for "non-trading" Exchange Floor access by those Annual Election candidates and members of the Board of Directors (i.e. - non-member "public" directors) who would not otherwise have Floor access.

Subject to CFTC review.

                                     * * *

Reviewed and accepted the Mission Statement and structure of the newly formed Lessors Committee. Further information in this regard will be provided to the membership separately.

                                     * * *

Reviewed and accepted an Electronic Open Outcry Mission Statement as recommended by the Subcommittee on Trading Floor Efficiency and endorsed by the Strategy Committee.

                                     * * *

Approved the following changes in committee appointments:

ELECTRONIC TRADING ADVISORY COMMITTEE
-------------------------------------

Remove:   James S. Froelich, Advisor

FLOOR AGRICULTURAL COMMITTEE
----------------------------

Add:      Sheldon H. Gaffen
          Thomas M. Shuff, Jr.

                                    -MORE-
                                                                        03/21/00

FLOOR CONDUCT COMMITTEE
-----------------------

Add:      Lauri L. Bloom, Advisor

FLOOR MEMBERS COMMITTEE
-----------------------

Add:      Michael E. Stone

SUBCOMMITTEE ON TRADING FLOOR EFFICIENCY
----------------------------------------

Change:   Kevin E. Duffy from Member to Co-Chairman
          A. John Yavari from Co-Chairman to Member

LESSORS COMMITTEE
-----------------

Change:   C. C. Odom, II from Member to Vice Chairman

Add:      Lawrence D. Israel
          William R. Power

Add:
FUTURES COMMISSION MERCHANT (FCM) COMMITTEE
-------------------------------------------

Peter C. Lee, Chairman           Peter G. Johnson
Donald G. Andrew                 Martin L. Karlov
Larry H. Arnowitz                Paul L. Krug, Jr.
John F. Benjamin                 Timothy J. Lankford
James F. Curley                  Macario Lullo
Michael Daley                    James A. Luxem
Bernard W. Dan                   Thomas Mallers
W. Robert Felker                 Margaret McGrath
James A. Gary                    Charles P. Nastro
Alan L. Genn                     Robert L. Palazola
Mark S. Griffiths                Brian G. Scott
Joseph M. Guinan, Jr.            Mark C. Styslinger
John V. Hannam                   Frederick G. Uhlmann
John Hartigan                    Didier Varlet
Ronald M. Hersch                 Allan Zavarro

                                     * * *

Approved the appointment of Robert F. Corvino to the Board of Directors of the Chicago Board of Trade Foundation (the Exchange's charitable foundation).

                                     # # #


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on March 27, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

        Board                                             Secretary's Office
        Meeting     Bulletin



The Board of Directors of the Chicago Board of Trade at a special meeting on Monday, March 27, 2000, took the actions summarized below.

                                     * * *

Conducted a further discussion of the status of the CBOT(R) restructuring initiative. Additional information will be provided to the membership as this initiative proceeds.

                                     * * *

Approved, for submission to the CFTC, various CBOT regulation changes related to the implementation of the CBOT(R)/Eurex Alliance electronic trading system. The key areas addressed in these proposed regulations are as follows:

1.   Electronic access through leased CBOT memberships -
     Firms could register as member firms on the basis of delegated (leased) Full or Associate Memberships, subject to the following conditions:

     a) Such firms could engage in non-clearing business only. For clearing status, firms would remain subject to the existing requirements of owning Full Memberships.

     b) Member firm status through leased membership would apply to electronic trading only and would be available only to Eurex participants.

     c) Firms would remain subject to membership application approval requirements and would be required to have a designated primary clearing member.

     d) Member firm status based on Associate Membership would apply only to those contracts eligible for execution within the Associate Membership category.

2. Permissible order types - Addition of provisions for futures stop orders, market orders and fill-or-kill orders.

3. Cross trades in financial options - Subject to specified requirements and restrictions.

4. Technical regulations to maintain minimum standards which will permit the system to operate efficiently.

                                    -MORE-
                                                                        03/27/00

5. Limitations of liability - Consistent with the existing Project A(R) provisions in this regard.

6. Exclusion of cabinet trades - To specify that the CBOT/Eurex Alliance electronic trading system (like Project A) will not provide for the execution of cabinet trades.

In addition, the Board determined that existing provisions for daily price limits will remain in effect.

Further details will be forthcoming.


                                     # # #

                                                                        03/27/00


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on March 31, 2000 and is currently available at the Office of the Secretary of the CBOT.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                 March 3l, 2000

Dear Fellow Member,

      As you have heard through the media, the Chicago Board of Trade and the Chicago Board Options Exchange are talking about the possibility of merging our two great institutions. Although these discussions are still in their infancy, I want to communicate to you directly about this opportunity, which could prove mutually advantageous to both exchanges.

      I am very excited about the path our talks with the CBOE have taken. It is true that CBOT members formed the CBOE some 27 years ago. Today, however, we are two independent and powerful exchanges that could benefit tremendously from joining forces. The CBOE and its membership have developed an exchange well deserving of the respect of the CBOT and the financial industry at large. Reuniting these two great institutions could maximize the capabilities and competitive advantages of each exchange. The CBOT/CBOE merger scenario has strong potential to be winning partnership for both exchanges.

      Our restructuring efforts are temporarily delayed while we await a report from Allocation Committee and reach a decision on the CBOE issue. I have resolved to move on the CBOE matter as quickly as possible so that the CBOT's restructuring efforts, our highest priority, will remain on track. In the meantime, this brief delay is worth the possible outcome of a partnership with the CBOE.

                                   Sincerely,


                                   /s/ David P. Brennan

                                   David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 6O604-2994


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *